                                                      Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-36567

                [LOGO OF SOFTWARE AG SYSTEMS INC. APPEARS HERE]

                               7,700,000 SHARES

                                 COMMON STOCK

  Of the 7,700,000 shares of Common Stock offered hereby, 4,600,000 shares are being sold by Software AG Systems, Inc. (the "Company") and 3,100,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares being sold by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the method of determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") under the symbol "AGS," subject to official notice of issuance.
                                --------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED  UPON THE ACCURACY
    OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
     A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                          DISCOUNTS AND PROCEEDS TO   SELLING
                               PRICE TO    COMMISSIONS    COMPANY   STOCKHOLDERS
                                PUBLIC         (1)        (2) (3)       (3)
--------------------------------------------------------------------------------
Per Share...................    $10.00        $0.70        $9.30       $9.30
--------------------------------------------------------------------------------
Total (3)...................  $77,000,000  $5,390,000   $42,780,000 $28,830,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters as stated herein (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $1,100,000.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase an aggregate of up to an additional 1,155,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. See "Underwriting." If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $88,550,000, $6,198,500, $48,150,750 and $34,200,750, respectively.

                                --------------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco, California, on or about November 21, 1997.

BANCAMERICA ROBERTSON STEPHENS                     DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES CORPORATION


               The date of this Prospectus is November 18, 1997

[COMPANY LOGO AND GRAPHICAL SCHEMATIC, UNDER THE CAPTION "ENTERPRISE BUSINESS SOLUTIONS," DEPICTING HOW THE COMPANY'S PRODUCTS AND SERVICES WORK TOGETHER AND WITH THIRD PARTY PRODUCTS IN BUSINESS COMPUTING ENVIRONMENTS TO DEVELOP ENTERPRISE LEVEL APPLICATIONS AND TO FACILITATE ACCESS TO INFORMATION. SUB-CAPTIONS INCLUDE "MISSION-CRITICAL SYSTEMS," "DATA WAREHOUSE," "INFORMATION ACCESS" AND "APPLICATION COMPONENT TECHNOLOGY."]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL DECEMBER 13, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   7
Company Background.......................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  32
Management...............................................................  44
Certain Relationships and Transactions...................................  50
Principal and Selling Stockholders.......................................  52
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  59
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  61
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  The Company's principal executive offices are located at 11190 Sunrise Valley Drive, Reston, Virginia 20191, and its telephone number is (703) 860-5050. The Company intends to mail to all of its stockholders an annual report containing financial statements audited by its independent accountants for each year and quarterly reports containing unaudited financial data for each of the first three quarters of each year.

  ENTIRE(R), SourcePoint(R), PREDICT(R), ADAPLEX +(R), ENTIRE NET-WORK(R) and ENTIRE ACCESS(R) are registered trademarks of the Company, and iXpress(TM), EntireX DCOM(TM), ENTIRE BROKER(TM), ENTIRE BROKER SDK(TM), ENTIRE BROKER APPC(TM), ENTIRE SAF Gateway(TM), INSIGHT 2000 SM, INSIGHT 2000 Tool Kit(TM), CONSTRUCT(TM), NATURAL Lightstorm(TM), CONSTRUCT Spectrum(TM), CONSTRUCT Spectrum SDK(TM), CONSTRUCT Extract Service(TM), ADABAS Delta Save Facility(TM), ADABAS FASTPATH(TM), ADABAS SQL Server(TM), ADABAS Vista(TM) are trademarks or service marks of the Company. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective owners.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including information set forth in "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from those results discussed in these forward-looking statements and from the results historically experienced. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Software AG Systems, Inc. is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's products are used to build and enhance mission-critical applications that require reliability, scaleability and security, such as customer billing systems, financial accounting systems and inventory management systems. To complement its products, the Company has a comprehensive professional services offering, including consulting, software integration, systems implementation and large project management services. The Company has over 24 years of experience in addressing the needs of organizations with complex enterprise level computing environments.

  The Company provides enterprise development software products and related professional services used by organizations to develop new mission-critical applications and enterprise enablement software products and related professional services used to extend existing applications to new technologies. The Company's enterprise development products include ADABAS, a high-performance database management system designed to operate with a variety of data types and computer platforms, and NATURAL, a 4GL programming language that enables the development of applications that are portable, scaleable and interoperable across multiple computing platforms. The Company also provides software products and professional services that enable organizations to extend existing mission-critical applications to the Internet and intranets and to create new applications. Products in this area include ENTIRE, a family of middleware products that facilitates the communication between application components across heterogeneous computing environments; SourcePoint, an automated data warehouse management product; iXpress, a Web application assembly and deployment platform; and EntireX DCOM, a product that uses Microsoft's ActiveX technology to bridge applications written in a variety of programming languages. The Company's professional services that complement its products include application development and enhancement, application reengineering, application porting and rightsizing, Web integration and data warehouse design and implementation.

  The Company has a rapidly growing Year 2000 Program which offers a new, internally developed software product, INSIGHT 2000 Tool Kit, as well as project management and consulting services to assist customers in the resolution of their year 2000 problem. The Company believes that there are over one billion lines of NATURAL code in the United States alone, most of which are candidates for year 2000 analysis, remediation and testing. To address this opportunity, the Company has hired 78 new consultants in the first nine months of 1997 and has opened three Millenium Centers for code analysis, remediation and testing.

  The Company's strategy is to further leverage its current leadership position in building enterprise applications and data access solutions for large organizations by extending its product and professional service offerings into the Web integration, data warehouse, middleware and year 2000 markets. Key elements of this strategy include enhancing and extending product offerings through acquisitions of complementary products or technologies; internal product development and licensing additional products; leveraging the Company's current base of over 1,500 customers; expanding the Company's professional service offerings; and selling additional products and professional services through the Company's distribution channels.

  On March 31, 1997, the senior management of the Company and Thayer Equity Investors III, L.P. ("Thayer") acquired approximately 89% of the outstanding Common Stock of the Company (the

"Recapitalization"). Prior to the Recapitalization, the Company was a wholly owned subsidiary of Software AG, a large German software company ("SAG"), and the Company's management was constrained in its ability to develop new products, license third-party software, retain capital for expansion and make acquisitions of companies, products or technologies. Management has undertaken several strategic initiatives since the Recapitalization to increase revenue growth and profitability including building a product development organization, developing a product and professional services offering that addresses the year 2000 problem and acquiring R. D. Nickel and Associates Incorporated ("R.D. Nickel"), a software company with a family of application development products. The Company believes that, as an independent entity, it will continue to have significant opportunities to enhance growth.

  Immediately prior to the Recapitalization, the Company renegotiated its licensing agreement with SAG (as renegotiated, the "Cooperation Agreement") to provide the Company the exclusive and perpetual right to license and service in North America, South America, Japan and Israel (collectively, the "Territory") both existing and future products developed or acquired by SAG. The Company is required to pay SAG 24% of the net revenues derived from such license, which royalty rate is fixed for 20 years. See "Company Background."

  The Company sells and markets its software products and professional services through direct and indirect channels. In North America, the Company sells and markets its products through a direct channel that includes over 120 people in 19 offices. The Company sells its products in over 20 additional countries through six exclusive distributorships in South America, Japan and Israel. In addition, the Company has access to the distribution channels of SAG in over 50 countries outside the Territory for the Company's products (other than those licensed from SAG). The Company recently implemented a reorganization of its sales force into three groups that focus separately on selling Enterprise License Agreements ("ELAs"), professional services and the Year 2000 Program. The Company believes that this reorganization and the resulting productivity improvements in its sales force have contributed to its revenue growth since the Recapitalization.

  The Company has over 1,500 customers, consisting primarily of major corporations, government agencies and educational institutions. The Company's customers include Morgan Stanley, Dean Witter, Discover & Co., Delta Air Lines, Inc., Sprint Corporation, Federal Express Corp., Nissan Motor Co., LTD., Cable and Wireless, PLC, Banorte Bank (Mexico), State of California, State of New Jersey, Federal Bureau of Investigation, Brown University and the University of Texas. Most of the Company's customers have been long term users of its products and services. For the twelve months ended September 30, 1997, approximately 96% of the Company's customers who were eligible renewed at least one of their maintenance agreements.

                                  THE OFFERING

 Common Stock Offered by the Company.................   4,600,000 shares
 Common Stock Offered by the Selling Stockholders....   3,100,000 shares
 Common Stock to be Outstanding after the Offering
  (1)................................................  28,937,500 shares
 Use of Proceeds.....................................  To repay indebtedness;
                                                       to fund an acquisition
                                                       payment; and for working
                                                       capital and other
                                                       general corporate
                                                       purposes. See "Use of
                                                       Proceeds."
 NYSE Symbol.........................................  AGS

--------
(1) Excludes (i) 5,048,725 shares of Common Stock issuable upon the exercise of stock options outstanding at November 18, 1997, granted under the Software AG Systems, Inc. 1997 Stock Option Plan (the "Stock Option Plan") at a weighted average exercise price of $5.03 per share and (ii) 1,826,275 additional shares of Common Stock reserved for future issuance under the Stock Option Plan. See "Management--Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                         PREDECESSOR                         COMBINED  PREDECESSOR
                                                    -------------------------------------------------------- --------- -----------
                                                                                                     NINE      NINE       THREE
                                                                                                    MONTHS    MONTHS     MONTHS
                                                              YEARS ENDED DECEMBER 31,               ENDED    ENDED       ENDED
                                                    ---------------------------------------------- SEPT. 30, SEPT. 30,  MARCH 31,
                                                      1992      1993      1994     1995     1996     1996      1997       1997
                                                    --------  --------  -------- -------- -------- --------- --------- -----------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA (1):
Software license fees...........                    $ 50,498  $ 51,672  $ 51,832 $ 52,061 $ 52,163 $ 31,763  $ 40,053    $ 7,341
Maintenance fees................                      51,162    57,264    65,871   65,307   69,702   51,778    53,288     17,352
Professional service fees.......                      24,139    31,175    29,552   35,194   34,975   26,980    30,976      9,948
                                                    --------  --------  -------- -------- -------- --------  --------    -------
 Total revenues.................                     125,799   140,111   147,255  152,562  156,840  110,521   124,317     34,641
Gross profit....................                      70,866    70,149    77,429   81,239   83,869   56,861    63,720     17,127
Operating expenses before
 write-off......................                      78,739    75,120    76,534   78,051   78,588   55,983    55,198     15,817
Write-off of acquired in-process
 research and development
 costs (2)......................                         --        --        --       --       --       --      6,051        --
Income (loss) from operations...                      (7,873)   (4,971)      895    3,188    5,281      878     2,471      1,310
Net income (loss)...............                      (5,587)    6,380     1,382    3,326    6,209    1,910       297      1,373
                                                    ========  ========  ======== ======== ======== ========  ========    =======
Net income (loss) per share
 (3)............................                    $  (0.18) $   0.21  $   0.05 $   0.11 $   0.21 $   0.06  $   0.01    $  0.05
                                                    ========  ========  ======== ======== ======== ========  ========    =======

                                                    SUCCESSOR
                                                    ---------
                                                       SIX
                                                     MONTHS
                                                      ENDED
                                                    SEPT. 30,
                                                      1997
                                                    ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA (1):
Software license fees...........                     $32,712
Maintenance fees................                      35,936
Professional service fees.......                      21,028
                                                    ---------
 Total revenues.................                      89,676
Gross profit....................                      46,593
Operating expenses before
 write-off......................                      39,381
Write-off of acquired in-process
 research and development
 costs (2)......................                       6,051
Income (loss) from operations...                       1,161
Net income (loss)...............                      (1,076)
                                                    =========
Net income (loss) per share
 (3)............................                     $ (0.04)
                                                    =========

                                                         SEPTEMBER 30, 1997
                                                    ----------------------------
                                                     ACTUAL      AS ADJUSTED (4)
                                                    --------     ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................... $ 18,322        $ 54,577
Working capital ...................................    3,119          44,439
Total assets.......................................  141,056         177,311
Total stockholders' equity.........................   36,401          78,081

--------
(1) The historical financial data set forth for the periods ended, or as of dates, on or prior to March 31, 1997 reflect the results of operations and balance sheet data of the Company prior to the Recapitalization when the Company was a wholly owned subsidiary of SAG and is captioned as "Predecessor." The historical financial data subsequent to March 31, 1997 reflect the results of operations and balance sheet data subsequent to the Recapitalization and is captioned as "Successor." "Combined" data combines financial data for the three months ended March 31, 1997 (prior to the Recapitalization) with financial data for the six months ended September 30, 1997 (subsequent to the Recapitalization). See "Company Background."
(2) The write-off of acquired in-process research and development costs for the nine months ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations was approximately $8.5 million, net income was approximately $6.3 million and net income per share was $0.23 (based on weighted average fully diluted shares outstanding of 27,068,617).
(3) Shares used in computing net income (loss) per share for all periods presented are 30,231,117, except for the six and nine month periods ended September 30, 1997, which are 27,068,617. See Note 1 of Notes to Consolidated Financial Statements.
(4) As adjusted to give effect to the sale by the Company of 4,600,000 shares of Common Stock offered by it hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

  Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option and reflects a 275-for-1 stock split effected as a stock dividend on November 17, 1997. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "Software AG Systems, Inc." refer to Software AG Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements and from the results historically experienced as a result of certain factors, including those in the following risk factors and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

POTENTIAL FLUCTUATIONS IN QUARTERLY PERFORMANCE

  The Company has experienced significant quarterly and other fluctuations in revenues and results of operations and expects these fluctuations to continue in the future. The Company believes that these fluctuations have been primarily attributable to the budgeting and purchasing practices of its customers, and, to a lesser extent, the Company's sales commission practices, which are based partly on annual quotas, and other factors. The Company's revenues and results of operations may also be affected by seasonal trends which have resulted in higher revenues in the Company's third and fourth quarters and lower revenues in its first and second quarters. The Company's professional services fees tend to fluctuate due to the completion or commencement of significant projects, the number of working days in a quarter and the Company's ability to attract, retain and efficiently utilize professional services personnel. The Company's future revenues and operating results may fluctuate as a result of these and other factors, including the demand for the Company's products and services, the timing and cost of new product and service introductions and product enhancements by the Company or its competitors, changes in the mix of products and services sold by the Company and in the mix of sales by distribution channels, commencement or conclusion of significant service contracts, timing of any acquisitions and associated costs, the size, timing and terms of customer orders, including delays in significant orders, changes in pricing policies by the Company or its competitors, the timing of collection of accounts receivable, changes in foreign currency exchange rates, competitive conditions in the industry and general economic conditions.

  The Company's expense levels are based, in part, on its expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, the Company's results of operations are likely to be materially and adversely affected. The Company's net income may be disproportionately affected by a reduction in revenue because a large portion of the Company's expenses cannot be easily reduced. In addition, the Company intends to increase its operating expenses by expanding its software product development staff, increasing its professional services and sales and marketing operations, expanding its distribution channels and hiring personnel in other operating areas. The Company expects to experience a significant time lag between the date professional services, sales and technical personnel are hired and the date such personnel become fully productive. The timing of such expansion and the rate at which new technical, professional services and sales personnel become productive as well as the timing of the introduction and the productivity of new distribution channels could cause material fluctuations in quarterly results of operations. Furthermore, to the extent such increased operating expenses precede or are not subsequently followed by increased revenues, the Company's business, financial condition and results of operations could be materially and adversely affected.

  Due to all of the foregoing factors, it is likely that in some future periods the Company's revenues or results of operations will be below the expectations of securities analysts or investors, in which case the market price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Quarterly Results of Operations."

RELATIONSHIP WITH AND ROYALTY PAYMENTS TO SAG

  The Company has the exclusive and perpetual right to license and service in North America, South America, Japan and Israel both existing and future products developed or acquired by SAG and, historically, substantially all of the Company's revenues have been derived from the licensing and servicing of products developed or acquired by SAG. As a result, a materially adverse change in the financial condition, or a change in control, of SAG could have a material adverse effect on the business, financial condition and results of operations of the Company. In the past, SAG has reported operating losses. In addition, the failure of SAG to develop new products or enhancements to existing products in a timely manner, to provide ongoing technical support for its products or to adequately protect its proprietary rights could have a material adverse effect on the business, financial condition and results of operations of the Company. In the past, the Company has experienced delays in receiving products from SAG in a timely manner. The Cooperation Agreement requires SAG to ensure that its products are year 2000 compliant in accordance with a specified timetable. There can be no assurance that SAG will adhere to that timetable with respect to all of its products and SAG has recently delayed the timetable for certain of its products. Any failure by SAG to adhere to the specified timetable could have a material adverse effect on the Company's business, financial condition and results of operations. The Cooperation Agreement also requires the Company to pay SAG 24% of the net revenues derived during the next 20 years from the Company's licensing of products developed or acquired by SAG. See "Company Background." In 1995 and 1996, the Company's aggregate royalty payments to SAG were $23.9 million and $26.1 million, respectively. To the extent that the Company's aggregate royalty payments to SAG fall below $21.0 million in any calendar year through the year 2000, the Company generally is required to pay the differential to SAG, and any such payment could have a material adverse effect on the Company's business, financial condition and results of operations.

  SAG has the exclusive and perpetual right to license and service in all territories other than North America, South America, Japan and Israel both existing and future products developed or acquired by the Company. As a result, the Company is dependent on SAG for the distribution of these products outside of North America, South America, Japan and Israel. Any failure by SAG to distribute such products in a timely and effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Company Background."

TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENTS

  The Company operates in a rapidly changing technological environment in which it must keep pace with new technologies and competitive forces in order to be successful. The Company's success will depend in part on its ability to acquire and/or develop product enhancements and new products that keep pace with continuing changes in technology and evolving customer preferences. There can be no assurance that the Company will be successful in acquiring and/or developing product enhancements or new products to adequately address changing technologies, that it can introduce such products or enhancements on a timely basis or that any such products or enhancements will be successful in the marketplace. The Company's failure to acquire and/or develop technological improvements or to adapt its products to technological change may have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON THE YEAR 2000 MARKET

  The Company believes that its future growth depends, in part, on increased demand for the Company's products and professional services relating to the resolution of the year 2000 problem. The Company had no revenues from its Year 2000 Program in 1996. For the nine months ended September 30, 1997, the Company had revenues of $3.7 million from its Year 2000 Program. Although the Company believes that the market for products and professional services relating to the year 2000 problem will grow as the year 2000 approaches, there can be no assurance that this market will develop to the extent anticipated by the Company. Significant expenses for sales and marketing may be required to educate potential clients of the year 2000 problem and the need for products and professional services addressing the problem. There can be no assurance that potential clients will understand or acknowledge the problem. In addition, affected organizations may not be willing or able to allocate the resources, financial or otherwise, to address the problem in a timely manner. Many organizations may attempt to resolve the problem internally rather than by contracting with outside firms such as the Company and value added integrators to which the Company may license its software products. Other organizations may elect to replace their existing systems with year 2000-compliant hardware and software, rather than incur substantial cost in making their existing systems year 2000-compliant. In addition, there can be no assurance that a competitor will not develop a fully-automated solution to the year 2000 problem. Due to these and other factors, development of the market for the Company's year 2000 products and professional services is uncertain and unpredictable. In addition, the Company anticipates that demand for products and professional services that address the year 2000 problem will decline, perhaps rapidly, following the year 2000.

If the market for year 2000 products and professional services fails to grow, or grows more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, competition for personnel qualified to perform professional services relating to the year 2000 problem is intense, and there can be no assurance that the Company will be able to retain its employees who provide such professional services or be able to attract and retain such personnel in the future.

RELIANCE ON ACQUISITIONS

  The Company believes that its future growth will depend, in part, on its ability to successfully identify, acquire and then develop promising technologies and products. In addition, the Company intends to build its product development staff in part through acquisitions. On September 30, 1997, the Company acquired R.D. Nickel. The integration of R.D. Nickel or any other future acquisitions into the Company's existing business could result in certain unanticipated difficulties that could require a disproportionate amount of management's attention and the Company's resources. Furthermore, there can be no assurance that the anticipated benefits of acquiring R.D. Nickel or any other future acquisition will be realized. The Company has limited experience in completing acquisitions and integrating acquired technologies or products into its operations. The Company may compete for future acquisition opportunities with other companies that have significantly greater financial and management resources. While the Company is continually searching for acquisition opportunities, the Company is not currently a party to any agreements, understandings or negotiations with respect to any material acquisition, and there can be no assurance that the Company will be successful in identifying, acquiring and developing products and technology. Acquisitions could also have adverse short-term effects on the Company's operating results, and could result in dilutive issuances of equity securities and the incurrence of debt and contingent liabilities. In addition, many business acquisitions must be accounted for as purchases and, because most software-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges and may also involve charges for acquired research and development projects, which could have a material adverse effect on the Company's operating results. The Company has incurred significant charges of this nature in connection with its acquisition of R.D. Nickel. See "Company Background."

MANAGEMENT OF PROFESSIONAL SERVICES GROWTH

  The Company recently has experienced a period of growth in its professional services business, with revenues from such business increasing from $27.0 million for the nine months ended September 30, 1996 to $31.0 million for the nine months ended September 30, 1997. The Company's ability to staff and effectively manage any future growth in this business will require it to continue to improve its operational, financial and management controls and reporting systems and procedures, and to hire, train, motivate and manage its professional services employees. There can be no assurance that the Company will be able to manage these challenges in an efficient or timely manner. If management of the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON CUSTOMER BASE

  Most of the Company's sales are made to its existing customers. Customers typically pay a one-time licensing fee for use of the Company's products and generally pay an annual charge for maintenance services which include software updates and technical support. There can be no assurance that customers will continue to purchase the Company's products and services, that the Company's historic maintenance renewal rates will continue, or that the Company will be able to maintain its current pricing levels for products and maintenance services. Customers' decisions not to renew their maintenance agreements or to renew them on different terms could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON MAINFRAME COMPUTING ENVIRONMENT

  The majority of the Company's products are purchased by customers using IBM and IBM-compatible mainframe computing platforms. Worldwide, an increasing proportion of computing functions are being performed on alternative computing platforms, including mid-range computers and client/server networks. A significant shift in the way the Company's customers use computing platforms may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company believes that any migration away from mainframe computing platforms is subsiding as a result of more cost effective mainframe technology and other factors, any further significant reduction in the role of mainframe or other legacy systems could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY TECHNOLOGY

  The Company's success is dependent to a significant extent on its ability to protect its proprietary rights. The Company has no patents and depends upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure, assignment of invention and other contractual provisions, and various security measures to protect its proprietary rights. The Company is also dependent on SAG and other third parties that license products to the Company to protect their respective proprietary rights in such products. There can be no assurance that the legal protections afforded to, or the precautions taken by, the Company or its third-party licensors will be adequate to prevent misappropriation of their respective proprietary rights. In addition, these protections do not prevent independent third-party development of functionally equivalent or superior technologies, products or professional services. Any infringement or misappropriation of the Company's proprietary rights, or those of its third-party licensors, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property or proprietary rights. The Company may also be subject to litigation to defend against claimed infringement of, or to determine the scope and validity of, the intellectual property or proprietary rights of others. In the event of litigation involving the use of technology by the Company, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to technology involved in litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all. Although the Company is not aware that its products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company and that such claims will not have a material adverse effect on the Company's business, financial condition and results of operations. Any litigation involving the use of technology by the Company could result in substantial cost to the Company and divert management's attention from the Company's operations, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from selling its products, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

DEPENDENCE ON THIRD-PARTY TECHNOLOGY

  The Company's products are currently designed, and may in the future be designed, to work on or in conjunction with certain third-party hardware and/or software products. If any of these current or future third- party vendors were to discontinue making their products available to the Company or to licensees of the Company's products or to increase materially the cost to the Company or its licensees to acquire, license or purchase such third-party vendor's products, or if a material problem were to arise in connection with the ability of the Company's products to properly use or operate with third-party hardware and/or software products, the Company's products would have to be redesigned by the Company, or the licensor of the product to the Company, to function with or on alternative third-party products. There can be no assurance that an alternative source of suitable technology would be available or that the Company, or the licensor of the product to the Company, would be able to develop an alternative product on a timely basis or at a reasonable cost. The failure of the Company to license, acquire or develop alternative technologies or products on a timely basis and at a reasonable cost could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The markets for the Company's software products and professional services are highly competitive and characterized by continual change and improvement in technology. The Company provides products and professional services to several markets within the computer industry and encounters competitors within each such market. Many of the Company's competitors have significantly greater financial, marketing and other competitive resources than the Company. The Company's principal competitors currently include IBM Corporation ("IBM"), Oracle Corporation ("Oracle"), Microsoft Corporation ("Microsoft"), Informix Corporation ("Informix"), PLATINUM Technology, Inc. ("PLATINUM"), Sybase, Inc. ("Sybase"), VIASOFT, Inc. ("Viasoft"), Sterling Software, Inc. ("Sterling Software"), Visigenic Software, Inc. ("Visigenic"), SAS Institute, Inc. ("SAS"), Formal Systems, Inc. ("Formal Systems"), BDM International, Inc. ("BDM") and Electronic Data Systems Corporation ("EDS"). Few of the Company's competitors compete in all of the same markets as the Company. In certain markets in which the Company competes, such as the year 2000 market, there are no significant barriers to entry. Current and potential competitors may introduce new and better products, make strategic acquisitions, or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current and prospective customers. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and its failure to do so would have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that such required investments will not have a material adverse effect on operating margins. Increased competition could result in reduction in market share, pressure for price reductions and related reductions in gross margins, any of which could materially adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

RISK ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

  The Company holds the exclusive and perpetual right to license SAG products in North America, South America, Japan and Israel. In South America, Japan and Israel, the Company has entered into exclusive distributorship arrangements with local firms. The Company's distributorships in South America, Japan and Israel have been in place for 25, 21 and 20 years, respectively, and collectively accounted for 11.3% and 11.2% of the Company's total revenues in 1996 and the first nine months of 1997, respectively. There can be no assurance that such distributors will continue to perform as they have historically and that they will not offer products that compete with the Company's products. Additionally, the distributorships generally may be terminated by either party at any time upon compliance with applicable notice provisions. In the event that any of the distributorships were terminated or expired, there can be no assurance that the Company could find an adequate replacement, and such a termination or expiration could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is currently renegotiating its distributorship arrangements in Japan and South America.

  Royalty revenues from international distributors represented 17.2% and 17.8% of the Company's total revenues in 1996 and the first nine months of 1997, respectively. The Company anticipates that royalty revenues from international sales and services will continue to account for a material portion of its total revenues in the foreseeable future. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import or export (including export of high technology products) or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, the Company has not engaged in any hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, difficulties in enforcing intellectual property, proprietary and contract rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers, and potential difficulties in collecting accounts receivable. There can be no assurance that these and other factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF SOFTWARE DEFECTS

  Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, new products may contain defects or software errors and, as a result, the Company may experience delayed or lost revenues during the period required to correct any defects or errors. Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, or loss of or delay in market acceptance, or could require expensive product changes, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's Cooperation Agreement with SAG provides for only limited warranties by SAG with respect to the software products licensed by it to the Company and, therefore, the Company may be primarily liable to its customers for defects in SAG-supplied software.

POTENTIAL FOR CONTRACT LIABILITY

  The Company markets its products and professional services to customers for developing, building, deploying, maintaining and managing mission-critical computer software applications and for addressing the year 2000 problem. The Company's license and other agreements with its customers typically contain provisions designed to limit the Company's exposure to potential liability claims relating to the Company's products or professional services. Despite this precaution, there can be no assurance that the limitations of liability set forth in the Company's agreements would be enforceable or would otherwise protect the Company from liability for damages. Although the Company has not experienced any material liability claims to date, the sale and support of the Company's products and professional services may entail the risk of such claims, which could be substantial in light of the use of such products in mission-critical applications. A material liability claim against the Company, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Therefore, any material liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON STATE, LOCAL AND OTHER GOVERNMENT CONTRACTS

  The Company derived 23.5% of its total revenues in 1996 and 27.6% of its total revenues for the first nine months of 1997 from selling its products and professional services directly or indirectly to state and local government agencies. In addition, the Company derived 8.9% of its total revenues in 1996 and 9.7% of its total revenues for the first nine months of 1997 from selling its products and professional services directly or indirectly to federal government agencies. Any failure to obtain a contract award, or a delay on the part of a government agency in making the award or in ordering products and professional services under an awarded contract, could have a material adverse effect on the Company's business, financial condition and results of operations. Other risks generally involved in government sales include the larger discounts (and thus lower margins) typically involved in government sales, the dependence of the Company on the ability of a prime contractor, if any, to obtain the award and perform the contract, the unpredictability of funding for various government programs, the ability of the government agency to unilaterally terminate the contract, and the dependence on the creditworthiness of any prime contractor (some of which are relatively small organizations without substantial funds). The Company anticipates that state, local and other government sales will continue to represent a significant but fluctuating portion of its revenues in the future.

FIXED PRICE CONTRACTS

  Revenues from fixed price contracts represented approximately 8.0% and 10.3% of the Company's total revenues for 1996 and the first nine months of 1997, respectively. In making proposals for fixed price contracts, the Company relies on its estimated costs for completing the project. These estimates reflect, among other factors, judgments as to the efficiencies of the Company's technology and services as applied to the project. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed price contracts could have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has suffered material losses on fixed price contracts.

DEPENDENCE ON KEY PERSONNEL; NEED TO HIRE ADDITIONAL PERSONNEL

  The Company's future performance depends to a significant degree upon the continued service of the key members of its management, as well as marketing, sales, consulting and product development personnel, and its ability to attract and retain new management and other personnel. The loss of any one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Company employees are employed at-will and the Company has no fixed-term employment agreements with any of its employees.

  While historically the Company primarily has relied on SAG for product development, the Company believes its future success will also depend in part upon its ability to develop its own technologies and products and, consequently, upon its ability to attract and retain highly skilled technical and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, integrating and retaining new personnel in the future. Failure to attract, integrate and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, at September 30, 1997, the Company had 106 independent contractors working as technical consultants primarily in connection with the Company's professional service offerings. Competition for such contractors is intense and the failure to continue to attract and hire such contractors when they are needed could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY OFFICERS, DIRECTORS AND THAYER

  Upon completion of this offering, the Company's officers and directors, and their affiliates, in the aggregate, will have voting control over approximately 73% of the Company's outstanding Common Stock. In particular, Thayer and its affiliates will have voting control over approximately 60% of the Company's outstanding Common Stock. As a result, these stockholders will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Thayer and the Company's officers and directors under certain circumstances could have the effect of preventing or delaying a change in control of the Company. See "Principal and Selling Stockholders."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

  The Company's Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. For example, the Board of Directors is authorized to issue, without stockholder approval, up to 25,000,000 shares of preferred stock, $.01 par value, of the Company (the "Preferred Stock") with voting, conversion and other rights and preferences that may be superior to the Common Stock and that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. Other provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. Certain provisions of the Cooperation Agreement with SAG may also have the effect of discouraging a third party from making an acquisition proposal for the Company. See "Company Background" and "Description of Capital Stock--Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

NO PRIOR MARKET FOR COMMON STOCK AND POSSIBLE VOLATILITY OF COMMON STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop following this offering. The initial public offering price has been determined through negotiations among the Company and the Underwriters and may not be indicative of the market price of the Common Stock after the completion of this offering. See "Underwriting" for factors considered in determining the initial public offering price. The market price for the Common Stock after this offering may be volatile and may be affected by a number of factors, including the announcement of new products, product enhancements or services by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 28,937,500 shares of Common Stock. Of these shares, the 7,700,000 shares offered hereby will be freely tradable without restriction in the public market. An additional 2,750,000 shares will be eligible for sale beginning 90 days after the date of this Prospectus (all of which will be subject to 180-day lock-up agreements between certain shareholders and the Representatives of the Underwriters), and 17,880,850, 469,150 and 137,500 additional shares (all of which will be subject to 180-day lock-up agreements) will be eligible for sale beginning March 31, 1998, June 30, 1998 and August 22, 1998, respectively. BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lockup agreements. In addition, the Company intends to file registration statements on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), as soon as practicable after consummation of this offering, in order to register all shares of Common Stock issuable or reserved for issuance under the Stock Option Plan. Sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTIVE EFFECT OF THE OFFERING

  Purchasers of Common Stock in this offering will experience immediate and significant dilution of approximately $8.45 in the net tangible book value per share of the Common Stock so purchased. This will result in the existing stockholders of the Company realizing an immediate accretion in the net tangible book value of their investment. See "Dilution."

DIVIDENDS

  The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                              COMPANY BACKGROUND

  In February 1981, the Company was incorporated as a Delaware corporation and established as a holding company for Software AG Americas, Inc. Since 1973, Software AG Americas, Inc. has primarily licensed and serviced SAG products in the United States and other countries through a series of licensing agreements with SAG. In June 1981, the Company sold approximately 30% of its outstanding common stock in an initial public offering. In 1988, SAG purchased all of the outstanding stock of the Company, thereby acquiring control of the Company.

  On March 31, 1997, the Company consummated the Recapitalization, pursuant to which the senior management of the Company and Thayer acquired approximately 89% of the outstanding Common Stock of the Company. See "Certain Relationships and Transactions." Thayer is a private equity fund based in Washington, D.C. that targets investments in the information technology and services industries and its investors include corporations, pension funds and financial institutions. The Company believes that the Recapitalization provides several significant benefits to the Company, such as access to growth and development capital, equity ownership incentives for management and other key employees, and the opportunity and ability to pursue acquisitions and internal product development.

  Immediately prior to the Recapitalization, the Company and SAG entered into the Cooperation Agreement which generally (i) provides the Company the exclusive and perpetual right to license and service in North America, South America, Japan and Israel (the "Territory") both existing and future products developed or acquired by SAG and (ii) provides SAG the exclusive and perpetual right to license and service outside the Territory both existing and future products developed or acquired by the Company. Each of the Company and SAG must pay the other 24% of the net revenues derived from such licenses. This 24% royalty rate is fixed for 20 years. Except under certain circumstances, the Company's minimum annual royalty payment to SAG through the year 2000 must equal at least $21 million. In 1994, 1995 and 1996, the Company's aggregate royalty payments to SAG were approximately $29.0 million, $23.9 million and $26.1 million, respectively. See "Certain Relationships and Transactions." The Company anticipates that the Cooperation Agreement and SAG's equity interest in the Company will promote close collaboration between the Company and SAG. See "Principal and Selling Stockholders."

  The Cooperation Agreement contains certain safeguards to ensure that the Company and SAG are able to continue to exercise their respective rights to license and service each other's products in their respective territories. These safeguards include rights of first refusal with respect to transfers of proprietary rights to third parties and restrictions on SAG from competing against the Company in the Territory and on the Company from competing against SAG outside the Territory. The Cooperation Agreement also prohibits either party from consummating a change of control unless such party's successor agrees to be bound by the terms of the Cooperation Agreement with respect to all existing products of such party and future products that are materially derived therefrom. In addition, SAG is precluded from consummating a change of control unless its successor agrees to continue supporting the research and development of SAG's then existing and planned products for two years following the change in control. The Company is precluded from consummating a change in control in which certain specified entities would be its successor unless such entities agree to pay the Company's minimum annual royalty payments to SAG until the later of December 31, 2000 or two years following the change in control.

  On September 30, 1997, the Company acquired R.D. Nickel, a software company that develops, licenses and supports a family of application development products, including CONSTRUCT and CONSTRUCT Spectrum. Additionally, R.D. Nickel has served as the exclusive distributor of the Company's products in Canada since 1973. In the year ended November 30, 1996 and for the ten months ended September 30, 1997, R.D. Nickel had revenues of US$13.6 million and US$12.6 million, respectively. The Company purchased R.D. Nickel for Cdn$14.0 million (approximately US$10.1 million), consisting of a Cdn$7.0 million promissory note and Cdn$7.0 million in cash. The Company is required to repay the promissory note with proceeds from this offering. Upon consummation of this offering, the Company will owe an additional payment of Cdn$500,000 (approximately US$360,000) in connection with the acquisition, which also will be paid with proceeds from this offering. In connection with this acquisition, in the quarter ended September 30, 1997, the Company recorded approximately US$4.9 million of goodwill, which will be amortized on a straight-line basis over 10 years, and took a one-time charge of approximately US$6.1 million associated with the purchase of incomplete or in-process research and development.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,600,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $41.7 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The principal purposes of this offering are to increase the Company's equity capital, to establish a public market for the Company's Common Stock, to provide enhanced equity incentives to attract and retain key employees, to increase the Company's visibility in its markets, to facilitate future access to public capital markets and to obtain additional working capital. The Company will use a portion of the net proceeds to repay a promissory note issued by the Company in connection with the acquisition of R.D. Nickel. This note bears simple interest at a rate of 9% per annum and will have an outstanding balance of principal and accrued interest at November 15, 1997 of approximately Cdn$7.1 million (US$5.1 million). It has a stated maturity date of September 30, 1999, but requires prepayment upon consummation of this offering. In accordance with the terms of the acquisition of R.D. Nickel, upon consummation of this offering, the Company will owe an additional payment of Cdn$500,000 (approximately US$360,000), which will be paid from the net proceeds of this offering. See "Company Background."

  The remainder of the net proceeds of this offering will be used for working capital and other general corporate purposes, including financing product development and augmenting the Company's professional services business. A portion of the net proceeds may also be used to fund acquisitions of complementary businesses, products or technologies. The Company is not currently a party to any agreements, understandings or negotiations with respect to any material acquisitions. Pending such uses, the Company intends to invest the net proceeds in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

  In 1995 and 1996, while a wholly owned subsidiary of SAG, the Company paid aggregate cash dividends to SAG of $1.7 million and $9.0 million, respectively. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Certain of the Company's lines of credit have the effect of restricting the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 6 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997 the capitalization and short term debt of the Company on an actual basis and on an as adjusted basis to give effect to the sale by the Company of the 4,600,000 shares of Common Stock offered by it hereby and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                           SEPTEMBER 30, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (in thousands)
Short term debt........................................... $ 5,065    $   --
                                                           =======    =======
Stockholders' equity:
Preferred Stock, $.01 par value; 25,000,000 shares
 authorized; none issued and outstanding actual or as
 adjusted    ............................................. $   --     $   --
Common Stock, $.01 par value; 75,000,000 shares
 authorized; 24,337,500 shares issued and outstanding
 actual, and 28,937,500 shares issued and outstanding as
 adjusted (1).............................................     243        289
Additional paid-in capital................................  37,234     78,868
Retained earnings (deficit)...............................  (1,076)    (1,076)
                                                           -------    -------
  Total stockholders' equity..............................  36,401     78,081
                                                           -------    -------
   Total capitalization................................... $36,401    $78,081
                                                           =======    =======

--------
(1) Excludes (i) 5,048,725 shares of Common Stock issuable upon the exercise of stock options outstanding at November 18, 1997, granted under the Stock Option Plan at a weighted average exercise price of $5.03 per share and
    (ii) 1,826,275 shares of Common Stock reserved for future issuance pursuant to the Stock Option Plan. See "Management--Stock Option Plan."

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1997 was $3.0 million, or $0.12 per share of outstanding Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 4,600,000 shares of Common Stock offered by the Company hereby and the receipt of the estimated net proceeds therefrom, the adjusted net tangible book value of the Company as of September 30, 1997 would have been $44.7 million, or $1.55 per share. This represents an immediate increase in net tangible book value of $1.43 per share to existing stockholders and an immediate dilution of $8.45 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:

      Initial public offering price per share......................       $10.00
                                                                          ------
        Net tangible book value per share at September 30, 1997.... $0.12
        Increase per share attributable to new investors...........  1.43
                                                                    -----
      Net tangible book value per share after this offering........         1.55
                                                                          ------
      Dilution per share to new investors..........................       $ 8.45
                                                                          ======

  The following table summarizes as of September 30, 1997 the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors.

                         SHARES PURCHASED (1)   TOTAL CONSIDERATION
                         ------------------------------------------ AVERAGE PRICE
                           NUMBER     PERCENT     AMOUNT    PERCENT   PER SHARE
                         ------------ --------------------- ------- -------------
Existing stockholders
 (1)....................   24,337,500     84.1% $34,765,000   43.0%    $ 1.43
New investors...........    4,600,000     15.9   46,000,000   57.0      10.00
                         ------------  -------  -----------  -----
  Total.................   28,937,500    100.0% $80,765,000  100.0%
                         ============  =======  ===========  =====

--------
(1) Sales by the Selling Stockholders in this offering will cause the number of shares of Common Stock held by existing stockholders to be reduced to 21,237,500 shares, or 73.4% of the total number of shares of Common Stock to be outstanding after this offering (20,660,000 shares, or 68.7%, if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares of Common Stock held by the new investors to 7,700,000 shares, or 26.6% of the total number of shares of Common Stock to be outstanding immediately after this offering (8,855,000 shares, or 29.4%, if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

  The calculation of net tangible book value per share and the other computations above assume no exercise of outstanding options under the Stock Option Plan. As of November 18, 1997, 5,048,725 shares of Common Stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.03 per share. To the extent the outstanding options are exercised, or additional stock options are granted and exercised at a price per share below the initial public offering price in the future, there will be further dilution to new investors. See "Management--Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of operations data set forth below for each of the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from the Company's consolidated financial statements, which statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated balance sheet data at December 31, 1994 is derived from the Company's consolidated financial statements, which statements have been audited by KPMG Peat Marwick LLP and are not included in this Prospectus. The financial data presented as of and for the years ended December 31, 1992 and 1993 are derived from the Company's financial statements, which statements have been audited by other auditors and are not included in this Prospectus. The financial data presented as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year or for any future period. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The historical financial data set forth below for the periods ended, or as of the dates prior to, March 31, 1997 reflect the results of operations and balance sheet data of the Company prior to the Recapitalization when the Company was a wholly owned subsidiary of SAG and is captioned as "Predecessor." The historical financial information subsequent to March 31, 1997 reflect the results of operations and balance sheet data subsequent to the Recapitalization and is captioned as "Successor." See "Company Background."

                                                   PREDECESSOR                         COMBINED (1) PREDECESSOR SUCCESSOR
                              -------------------------------------------------------- ------------ ----------- ---------
                                                                               NINE        NINE        THREE       SIX
                                                                              MONTHS     MONTHS       MONTHS     MONTHS
                                        YEAR ENDED DECEMBER 31,                ENDED      ENDED        ENDED      ENDED
                              ---------------------------------------------- SEPT. 30,  SEPT. 30,    MARCH 31,  SEPT. 30,
                                1992      1993      1994     1995     1996     1996        1997        1997       1997
                              --------  --------  -------- -------- -------- --------- ------------ ----------- ---------
                                                        (in thousands, except per share data)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Software license fees....... $ 50,498  $ 51,672  $ 51,832 $ 52,061 $ 52,163 $ 31,763    $ 40,053     $ 7,341    $32,712
 Maintenance fees............   51,162    57,264    65,871   65,307   69,702   51,778      53,288      17,352     35,936
 Professional service fees...   24,139    31,175    29,552   35,194   34,975   26,980      30,976       9,948     21,028
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
   Total revenues............  125,799   140,111   147,255  152,562  156,840  110,521     124,317      34,641     89,676
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Cost of revenues:
 Software license............   12,046    14,331    13,513   15,244   14,120    8,543      12,600       2,098     10,502
 Maintenance.................   23,457    29,796    29,823   23,488   25,885   19,263      20,844       6,205     14,639
 Professional services.......   19,430    25,835    26,490   32,591   32,966   25,854      27,153       9,211     17,942
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
   Total cost of revenues ...   54,933    69,962    69,826   71,323   72,971   53,660      60,597      17,514     43,083
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Gross profit.................   70,866    70,149    77,429   81,239   83,869   56,861      63,720      17,127     46,593
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Operating expenses:
 Software product
  development................    6,219     3,045       900      900    1,372    1,372         595         --         595
 Sales and marketing.........   36,239    43,439    50,422   52,512   48,677   31,139      27,854       7,317     20,537
 Administrative and
  general....................   36,281    28,636    25,212   24,639   28,539   23,472      26,749       8,500     18,249
 Write-off of acquired in-
  process research and
  development costs (2)......      --        --        --       --       --       --        6,051         --       6,051
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
   Total operating expenses..   78,739    75,120    76,534   78,051   78,588   55,983      61,249      15,817     45,432
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Income (loss) from
 operations..................   (7,873)   (4,971)      895    3,188    5,281      878       2,471       1,310      1,161
Other income and expense,
 net.........................    1,431     7,599     1,882    2,449    5,230    2,173       2,354         978      1,376
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Income (loss) before
 cumulative effect of change
 in accounting principle and
 income taxes................   (6,442)    2,628     2,777    5,637   10,511    3,051       4,825       2,288      2,537
Cumulative effect of change
 in accounting principle.....      --      5,070       --       --       --       --          --          --         --
Income tax provision
 (benefit) ..................     (855)    1,318     1,395    2,311    4,302    1,141       4,528         915      3,613
                              --------  --------  -------- -------- -------- --------    --------     -------    -------
Net income (loss)............ $ (5,587) $  6,380  $  1,382 $  3,326 $  6,209 $  1,910    $    297     $ 1,373    $(1,076)
                              ========  ========  ======== ======== ======== ========    ========     =======    =======
Net income (loss) per share
 (3)......................... $  (0.18) $   0.21  $   0.05 $   0.11 $   0.21 $   0.06    $   0.01     $  0.05    $ (0.04)
                              ========  ========  ======== ======== ======== ========    ========     =======    =======
Dividends.................... $    --   $    --   $    600 $  1,700 $  9,000 $    --     $    --      $   --     $   --
                              ========  ========  ======== ======== ======== ========    ========     =======    =======

                                        PREDECESSOR                 SUCCESSOR
                         ------------------------------------------ ---------
                                       DECEMBER 31,
                         ------------------------------------------ SEPT. 30,
                          1992    1993    1994     1995      1996     1997
                         ------- ------- ------- --------  -------- ---------
                                             (in thousands)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital
 (deficit).............. $ 7,239 $ 6,355 $ 5,167 $ (2,465) $ 30,421 $  3,119
Total assets............  75,647  74,175  86,466  125,612   158,088  141,056
Long-term debt, less
 current maturities.....   5,942   3,212     431      --        --       --
Total stockholders'
 equity.................  23,810  30,190  30,972   32,599    29,808   36,401

--------
(1) Reflects combined data for the three months ended March 31, 1997 (prior to the Recapitalization) and for the six months ended September 30, 1997 (subsequent to the Recapitalization).
(2) The write-off of acquired in-process research and development costs for the nine months ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations was approximately $8.5 million, net income was approximately $6.3 million and net income per share was $0.23 (based on weighted average fully diluted shares outstanding of 27,068,617).
(3) Shares used in computing net income (loss) per share for all periods presented are 30,231,117, except for the six and nine month periods ended September 30, 1997 which are 27,068,617. See Note 1 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  The Company is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's revenues are primarily derived from license fees for the use of software products, fees for maintenance related to those products and fees for professional services. Since 1973, the Company has primarily licensed and serviced SAG products in the United States and other countries through a series of licensing agreements with SAG. In 1981, the Company sold approximately 30% of its outstanding Common Stock in an initial public offering. In 1988, SAG purchased all of the outstanding Common Stock of the Company, thereby acquiring control of the Company.

  On March 31, 1997, the Company consummated the Recapitalization, pursuant to which the senior management of the Company and Thayer acquired approximately 89% of the outstanding Common Stock of the Company. The Company believes the Recapitalization provides several significant benefits to the Company such as access to growth and development capital, equity ownership incentives for management and other key employees, and the opportunity and ability to pursue acquisitions and internal product development. See "Company Background" and "Certain Relationships and Transactions."

  Prior to the Recapitalization, the Company's management team was constrained by SAG in its ability to develop new products, license third-party software, retain capital for expansion and make acquisitions of companies, products or technologies. The Company's relatively low software product development expenditures resulted, in part, from these constraints. Management has undertaken several strategic initiatives since the Recapitalization to increase revenue growth and profitability, including building a product development organization, developing a product and professional services offering that addresses the year 2000 problem and acquiring R.D. Nickel.

  Software license fees are generated through the licensing of enterprise development and enterprise enablement products. Enterprise development products include ADABAS, a high-performance data management system, and NATURAL, a 4GL programming language. Enterprise enablement software products include ENTIRE, a family of middleware products; INSIGHT 2000 Tool Kit, a software product that addresses the year 2000 problem; and a number of Company and third-party products which address the data warehouse and Web enablement markets. The Company recognizes license fee revenues in accordance with Statement of Position 91-1, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants. Software license fee revenues are recognized upon shipment of the software if the software is not subject to customer acceptance or significant post-delivery obligations. If the license is subject to customer acceptance or significant post-delivery obligations, the recognition of license fees is deferred until customer acceptance or the significant post-delivery obligations have been met.

  The Company also provides maintenance and support services to its customers. Such maintenance services are typically provided in accordance with annual agreements, with maintenance fees charged as a percentage of current software license fees. Maintenance fees are recognized ratably over the term of the agreement.

  Software license and maintenance fees are derived from both direct and indirect channels. In North America, a direct sales and support structure is utilized through the Company's wholly owned subsidiaries. In the remainder of the Territory, exclusive distributors sell the Company's products and provide maintenance support and pay the Company a royalty on the revenues derived therefrom. The Company has historically derived the majority of its revenues from sales within the United States. Royalty revenues from international distributors represented 14.1%, 17.2% and 17.8% of the Company's total revenues in 1995, 1996 and the nine months ended September 30, 1997, respectively.

  The Company also generates revenues through the provision of professional services associated with the implementation and deployment of the Company's enterprise development and enterprise enablement products and through educational services. The Company recognizes revenue from professional services as such services are performed. The Company's professional services offerings include consulting, software integration, system implementation, large project management and year 2000 analysis and remediation. These services are delivered on either a time and materials basis or a fixed price basis. The Company is currently moving away from fixed price professional services contracts. However, year 2000 business will continue to be conducted using primarily fixed price contracts based on the number of lines of code analyzed or remediated, as opposed to a specific and defined set of deliverables as is the case in traditional fixed price contracts.

  The Company offers its products and professional services to certain customers under Enterprise License Agreements ("ELAs"). ELAs are typically long term contracts of three to five years which include the provision of software products, professional services and maintenance support. Revenues from software licenses sold as part of an ELA are recognized as revenue when such products are shipped and revenue from professional services and maintenance support are recognized as provided. As of September 30, 1997, 106 of the Company's customers had entered into ELAs with the Company.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data for the periods indicated expressed as a percentage of total revenues.

                                        PREDECESSOR                      COMBINED (1)
                         ----------------------------------------------- ------------
                                                             NINE MONTHS NINE MONTHS
                                  YEAR ENDED                    ENDED       ENDED
                                 DECEMBER 31,                 SEPT. 30,   SEPT. 30,
                         ----------------------------------  ----------- ------------
                         1992    1993   1994   1995   1996      1996         1997
                         -----   -----  -----  -----  -----  ----------- ------------
Revenues:
  Software license
   fees.................  40.1%   36.9%  35.2%  34.1%  33.3%     28.7%       32.2%
  Maintenance fees......  40.7    40.9   44.7   42.8   44.4      46.8        42.9
  Professional services
   fees.................  19.2    22.2   20.1   23.1   22.3      24.5        24.9
                         -----   -----  -----  -----  -----     -----       -----
    Total revenues...... 100.0   100.0  100.0  100.0  100.0     100.0       100.0
                         -----   -----  -----  -----  -----     -----       -----
Cost of revenues:
  Software license......   9.6    10.2    9.2   10.0    9.0       7.7        10.1
  Maintenance...........  18.6    21.3   20.3   15.4   16.5      17.4        16.8
  Professional
   services.............  15.4    18.4   18.0   21.4   21.0      23.4        21.8
                         -----   -----  -----  -----  -----     -----       -----
    Total cost of
     revenues...........  43.6    49.9   47.5   46.8   46.5      48.5        48.7
                         -----   -----  -----  -----  -----     -----       -----
Gross profit............  56.4    50.1   52.5   53.2   53.5      51.5        51.3
                         -----   -----  -----  -----  -----     -----       -----
Operating expenses:
  Software product
   development..........   4.9     2.2    0.6    0.6    0.9       1.2         0.5
  Sales and marketing...  28.8    31.0   34.2   34.4   31.0      28.2        22.4
  Administrative and
   general..............  28.8    20.4   17.1   16.2   18.2      21.2        21.5
  Write-off of acquired
   in-process research
   and development costs
   (2)..................   --      --     --     --     --        --          4.9
                         -----   -----  -----  -----  -----     -----       -----
    Total operating ex-
     penses.............  62.5    53.6   51.9   51.2   50.1      50.6        49.3
                         -----   -----  -----  -----  -----     -----       -----
Income (loss) from
 operations.............  (6.1)   (3.5)   0.6    2.0    3.4       0.9         2.0
Other income and
 expense, net ..........   1.1     5.4    1.3    1.6    3.3       2.0         1.9
                         -----   -----  -----  -----  -----     -----       -----
Income (loss) before
 cumulative effect of
 change in accounting
 principle and
 income taxes...........  (5.0)    1.9    1.9    3.6    6.7       2.9         3.9
Cumulative effect of
 change in accounting
 principle..............   --      3.6    --     --     --        --          --
Income tax provision
 (benefit)..............  (0.7)    0.9    0.9    1.5    2.6       1.0         3.6
                         -----   -----  -----  -----  -----     -----       -----
Net income (loss).......  (4.3)%   4.6%   1.0%   2.1%   4.1%      1.9%        0.3%
                         =====   =====  =====  =====  =====     =====       =====

  The following table sets forth, for each component of revenues, the cost of such revenues as a percentage of such revenues for the periods indicated:

                                        PREDECESSOR                      COMBINED (1)
                         ----------------------------------------------- ------------
                                                             NINE MONTHS NINE MONTHS
                                  YEAR ENDED                    ENDED       ENDED
                                 DECEMBER 31,                 SEPT. 30,   SEPT. 30,
                         ----------------------------------  ----------- ------------
                         1992    1993   1994   1995   1996      1996         1997
                         -----   -----  -----  -----  -----  ----------- ------------
  Software license......  23.9%   27.7%  26.1%  29.3%  27.1%     26.9%       31.5%
  Maintenance...........  45.8    52.0   45.3   36.0   37.1      37.2        39.1
  Professional
   services.............  80.5    82.9   89.6   92.6   94.3      95.8        87.7

--------
(1) Reflects combined data for the three months ended March 31, 1997 (prior to the Recapitalization) and for the six months ended September 30, 1997 (subsequent to the Recapitalization).
(2) The write-off of acquired in-process research and development costs for the nine months ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations as a percentage of total revenues was 6.9% and net income as a percentage of total revenues was 5.1%.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

 Revenues

  Total Revenues. The Company's revenues are currently derived from fees from licensing the Company's software products, fees for providing maintenance to customers which have licensed the Company's software products and fees from professional services. The Company's total revenues were $124.3 million and $110.5 million for the nine months ended September 30, 1997 and 1996, respectively, representing an increase of 12.5%.

  Software License Fees. The Company's software license fees are derived primarily from the licensing of the Company's enterprise development and enterprise enablement products. Software license fees were $40.1 million and $31.8 million for the nine months ended September 30, 1997 and 1996, respectively, representing an increase of 26.1%. This increase was primarily attributable to the reorganization of the direct sales force at the beginning of 1997 into three groups, with one group focused on software products, another on professional services and a third on the Year 2000 Program. As a result of this reorganization, the Company has experienced increased acceptance of ELAs by its customer base. For the nine months ended September 30, 1997, the Company has entered into 30 new ELAs, compared to 14 new ELAs for the nine months ended September 30, 1996.

  Maintenance Fees. The Company's maintenance fees are derived primarily from providing technical support to customers which have licensed the Company's enterprise development and enterprise enablement products. Maintenance is available in various levels of support and priced as a percentage of the software license fees. The most commonly contracted level is priced at 18% of the applicable license fee at the time of renewal. Software customers are not required to renew their maintenance agreements and renewals can be expected only if the customer continues to use the licensed product. Maintenance fees were $53.3 million and $51.8 million for the nine months ended September 30, 1997 and 1996, respectively, representing an increase of 2.9%. This increase was due primarily to the effect of price increases, combined with an increase in the maintenance base from the sale of new software licenses.

  Professional Services Fees. The Company's professional services fees are derived primarily from work performed by the Company on behalf of customers who have licensed the Company's software products. Professional services fees were $31.0 million and $27.0 million for the nine months ended September 30, 1997 and 1996, respectively, representing an increase of 14.8%. This increase was primarily attributable to the Company's Year 2000 Program, which began in 1997 and contributed $3.7 million of professional services fees in the nine months ended September 30, 1997.

 Cost of Revenues

  Software License. Software license costs consist primarily of royalties paid to third parties. Software license costs were $12.6 million and $8.5 million for the nine months ended September 30, 1997 and 1996, respectively, representing 31.5% and 26.9% of software license fees for each respective period. The increase in dollar amount was due primarily to an increase in sales volume. The percentage increase was primarily due to a shift in product mix since royalty rates on third-party products vary from 24% to 40%.

  Maintenance. Maintenance costs consist of royalties paid to third parties, the costs of providing customer support and the distribution costs of new releases. Maintenance costs were $20.8 million and $19.3 million for the nine months ended September 30, 1997 and 1996, respectively, representing 39.1% and 37.2% of maintenance fees for each respective period. This increase was primarily attributable to the addition of staff to support new enterprise enablement products.

  Professional Services. Professional services costs consist of labor and related overhead costs for the people performing the services. Such costs include costs for project management, quality control, proposal writing and project review. Professional services costs were $27.2 million and $25.9 million for the nine months ended September 30, 1997 and 1996, respectively, representing 87.7% and 95.8% of professional services fees for each respective period. The improvement in margin was primarily attributable to improved performance on fixed price contracts combined with improved utilization of resources. Both of these improvements were derived from process changes initiated in late 1995 that included enhanced infrastructure and tools for project management, improved estimating and bidding processes and expanded quality control procedures.

 Operating Expenses

  Software Product Development. Software product development expenses include all labor and overhead costs related to the development of software products owned by the Company. Software product development costs were $0.6 million and $1.4 million for the nine months ended September 30, 1997 and 1996, respectively, representing 1.4% and 4.3% of software license fees for each respective period. This decrease was the result of a sale, with transfer of the applicable software product development costs, of one of the Company's products in 1996 to a third party. Prior to the Recapitalization, the Company's ability to invest in software product development was constrained. The Company expects software product development expenses to increase in the future as a percentage of software license fees.

  Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, benefits, commissions, and associated overhead costs, and the cost of marketing programs, direct mailings, public relations, trade shows, seminars, advertising and related communications. Sales and marketing expenses were $27.9 million and $31.1 million for the nine months ended September 30, 1997 and 1996, respectively, representing 22.4% and 28.2% of total revenues for each respective period. This decrease was primarily attributable to reductions in the direct sales force and related support personnel, combined with reductions in marketing staff and programs. These reductions, which were undertaken to reduce the Company's cost of sales relative to software license fees and were part of an overall cost reduction program, began in 1995 and were substantially implemented by June 1997. The program reduced the number of direct sales, direct sales support and marketing personnel from 252 at December 31, 1994 to 124 at September 30, 1997.

  Administrative and General. Administrative and general expenses include employee salaries and benefits for administration, executive, finance, legal, human resources, data center, distribution and internal systems personnel and associated overhead costs, as well as bad debt expenses and accounting and legal expenses. Administrative and general expenses were $26.7 million and $23.5 million for the nine months ended September 30, 1997 and 1996, respectively, representing 21.5% and 21.2% of total revenues for each respective period. The increased dollar amount was the result of increases in personnel related expenses and infrastructure required to support an independent company.

  Write-off of Acquired In-Process Research and Development Costs. The write-off of acquired in-process research and development costs was attributable to certain of the products acquired in the acquisition of R. D. Nickel. See Note 4 of the Unaudited Condensed Consolidated Financial Statements.


 Other

  Other Income and Expense, Net. Other income and expense, net consists primarily of interest earned on cash, cash equivalents, short term investments and long term customer contracts carried by the Company, and miscellaneous income, offset in part by interest expense associated with equipment financing. Interest and investment income and expense, net was $2.4 million and $2.2 million for the nine months ended September 30, 1997 and 1996, respectively.

  Income Tax Provision (Benefit). Income tax provision (benefit) was $4.5 million and $1.1 million for the nine months ended September 30, 1997 and 1996, respectively, resulting in effective tax rates of 41.6% (exclusive of the write-off of acquired in-process research and development costs), and 37.4%, respectively. This increase in rate was primarily attributable to the non-deductible expenses incurred as a result of the Recapitalization.

YEARS ENDED DECEMBER 31, 1996 AND 1995

 Revenues

  Total Revenues. The Company's total revenues were $156.8 million and $152.6 million in 1996 and 1995, respectively, representing an increase of 2.8%.

  Software License Fees. Software license fees were $52.2 million in 1996 and $52.1 million in 1995, or 33.3% and 34.1% of total revenues for each respective period.

  Maintenance Fees. Maintenance fees were $69.7 million in 1996 and $65.3 million in 1995, representing an increase of 6.7%. This increase was due primarily to the effect of price increases combined with an increase in the maintenance base from the sale of additional software licenses.

  Professional Services Fees. Professional services fees were $35.0 million in 1996 and $35.2 million in 1995, or 22.3% and 23.1% of total revenues for each respective period. This minimal decline from 1995 to 1996 was the result of actions taken in the latter part of 1995 to temporarily curb growth in the professional services operation so that the Company could build a stronger infrastructure and control process to support the rapid growth anticipated from the Year 2000 Program. These actions were largely accomplished and accounted for in the first half of 1996.

 Cost of Revenues

  Software License. Software license costs were $14.1 million in 1996 and $15.2 million in 1995, representing 27.1% and 29.3% of software license fees for each respective period. This decrease was primarily attributable to lower third-party royalty rates associated with a slight shift in product mix.

  Maintenance. Maintenance costs were $25.9 million in 1996 and $23.5 million in 1995, representing 37.1% and 36.0% of maintenance fees for each respective period. The increase from 1995 to 1996 was primarily attributable to royalties related to additional maintenance fees combined with a change in product mix.

  Professional Services. Professional services costs were $33.0 million in 1996 and $32.6 million in 1995, representing 94.3% and 92.6% of professional services fees in each respective period. This increase was primarily attributable to an increase in spending for infrastructure to support the anticipated growth in the Year 2000 Program, partially offset by improved margins on new projects.

 Operating Expenses

  Software Product Development. Software product development expenses were $1.4 million in 1996 and $0.9 million in 1995, representing 2.6% and 1.7% of software license fees, respectively. This increase was primarily attributable to the employment of additional staff to develop and enhance the Company's products.

  Sales and Marketing. Sales and marketing expenses were $48.7 million in 1996 and $52.5 million in 1995, representing 31.0% and 34.4% of total revenues, respectively. This decrease in expenses was primarily attributable to reductions made in 1995 to the direct sales force and to the direct support personnel. As discussed previously, these reductions commenced in 1995 and were substantially implemented by June 1997. The net effect of this reduction during 1996 was to reduce the direct selling and support personnel from 131 at December 31, 1995, to 98 at December 31, 1996, a net reduction of 25%.

  Administrative and General. Administrative and general expenses were $28.5 million in 1996 and $24.6 million in 1995, representing 18.2% and 16.2% of total revenues, respectively. This increase was primarily attributable to investments in computer equipment necessary to support anticipated growth of the Year 2000 Program and severance payments made to the Company's former chief executive officer.

 Other

  Other Income and Expense, Net. Other income and expense, net was $5.2 million in 1996 and $2.4 million in 1995. The difference was attributable to interest received on $30.0 million in loans made to SAG in three stages over 1995 and 1996, combined with income received for the sale of the rights to one of the Company's products. The loans were retired in March 1997 prior to the Recapitalization.

  Income Tax Provision. Income tax provision was $4.3 million and $2.3 million in 1996 and 1995, respectively, resulting in effective tax rates of 40.9% and 41.0%, respectively.

YEARS ENDED DECEMBER 31, 1995 AND 1994

 Revenues

  Total Revenues. The Company's total revenues were $152.6 million and $147.3 million in 1995 and 1994, respectively, representing an increase of 3.6%.

  Software License Fees. Software license fees were $52.1 million in 1995 and $51.8 million in 1994, or 34.1% and 35.2% of total revenues for each respective period.

  Maintenance Fees. Maintenance fees were $65.3 million in 1995 and $65.9 million in 1994, or 42.8% and 44.7% of total revenues for each respective period. This decrease was primarily attributable to the transfer in 1994 of the rights to license SAG products in Southeast Asia from the Company to SAG. These rights accounted for 1994 maintenance revenue of $3.0 million. Adjusting 1994 for the impact of the loss of this territory and these rights in 1995, maintenance revenues would have grown 3.8% from $62.9 million in 1994 to $65.3 million in 1995. The increase was due primarily to the effect of price increases, combined with an increase in the maintenance base from the sale of new software licenses.

  Professional Services Fees. Professional services fees were $35.2 million in 1995 and $29.6 million in 1994, representing an increase of 18.9%. This growth was the result of an increased level of business in the customer base, aided significantly by the award to the Company of several large contracts.

 Costs of Revenues

  Software Licenses. Software license costs were $15.2 million in 1995 and $13.5 million in 1994, representing 29.3% and 26.1% of software license fees for each respective period. This increase was primarily attributable to an increase in third-party royalty rates associated with a shift in product mix.

  Maintenance. Maintenance costs were $23.5 million in 1995 and $29.8 million in 1994, representing 36.0% and 45.3% of maintenance fees for each respective period. This decrease from 1994 to 1995 was primarily attributable to personnel cost reductions made as a result of the transfer of the Southeast Asian territory to SAG, combined with a significant reduction in customer support and product release personnel. This planned reduction was combined with changes in support processes designed to improve productivity and customer service.

  Professional Services. Professional services costs were $32.6 million in 1995 and $26.5 million in 1994, representing 92.6% and 89.6% of professional services fees in each respective period. This increase was primarily attributable to losses on certain fixed price contracts. As a result, the Company temporarily slowed the growth in professional services in order to improve its infrastructure and control processes.

 Operating Expenses

   Software Product Development. Software product development expenses were $0.9 million in 1995 and $0.9 million in 1994, representing 1.7% of software license fees in both years.

  Sales and Marketing. Sales and marketing expenses were $52.5 million in 1995 and $50.4 million in 1994, representing 34.4% and 34.2% of total revenues, respectively. The increase in expenses was attributable to higher commissions resulting from the growth in software licenses and professional services fees.

  Administrative and General. Administrative and general expenses were $24.6 million in 1995 and $25.2 million in 1994, representing 16.2% and 17.1% of total revenues for each respective period. Adjusting for a $1.2 million reduction in bad debt expense during 1994 that resulted from the recovery of a previously reserved receivable, administrative and general expenses decreased $1.8 million in 1995, primarily due to the Company's cost reduction program.

 Other

   Other Income and Expense, Net. Other income and expense, net was $2.4 million in 1995 and $1.9 million in 1994.

  Income Tax Provision. Income tax provision was $2.3 million and $1.4 million for 1995 and 1994, respectively, resulting in effective tax rates of 41.0% and 50.2%, respectively.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly statement of operations data for each of the eight most recent quarters. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                          PREDECESSOR                             SUCCESSOR
                                                    --------------------------------------------------------- ------------------
                                                                                   QUARTER ENDED
                                                    ----------------------------------------------------------------------------
                                                    DEC. 31, MARCH 31, JUNE 30,  SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30,
                                                      1995     1996      1996      1996      1996     1997      1997     1997
                                                    -------- --------- --------  --------- -------- --------- -------- ---------
                                                                                  (in thousands)
Revenues:
 Software license fees.............                 $17,309   $ 6,609  $12,369    $12,785  $20,400   $ 7,341  $14,254   $18,458
 Maintenance fees..................                  17,744    17,171   17,225     17,382   17,924    17,352   18,394    17,542
 Professional services fees........                   8,206     8,506    7,515     10,959    7,995     9,948   10,299    10,729
                                                    -------   -------  -------    -------  -------   -------  -------   -------
 Total revenues....................                  43,259    32,286   37,109     41,126   46,319    34,641   42,947    46,729
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Cost of revenues:
 Software license..................                   5,020     1,758    3,291      3,494    5,577     2,098    4,074     6,428
 Maintenance.......................                   6,389     6,614    6,376      6,273    6,622     6,205    6,577     8,062
 Professional services.............                   7,689     8,480    7,291     10,083    7,112     9,211    9,451     8,491
                                                    -------   -------  -------    -------  -------   -------  -------   -------
 Total cost of revenues............                  19,098    16,852   16,958     19,850   19,311    17,514   20,102    22,981
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Gross profit.......................                  24,161    15,434   20,151     21,276   27,008    17,127   22,845    23,748
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Operating expenses:
 Software product development......                     260       410      591        371      --        --       283       312
 Sales and marketing...............                  14,431     8,576   12,851      9,712   17,538     7,317   11,477     9,060
 Administrative and general........                   6,774     7,349    8,784      7,339    5,067     8,500    8,932     9,317
 Write-off of acquired in-process
  research and development costs
  (1)..............................                     --        --       --         --       --        --       --      6,051
                                                    -------   -------  -------    -------  -------   -------  -------   -------
 Total operating expenses..........                  21,465    16,335   22,226     17,422   22,605    15,817   20,692    24,740
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Income (loss) from operations......                   2,696      (901)  (2,075)     3,854    4,403     1,310    2,153      (992)
Other income and expense, net......                     576       592    1,048        533    3,057       978    1,597      (221)
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Income (loss) before income taxes..                   3,272      (309)  (1,027)     4,387    7,460     2,288    3,750    (1,213)
Income tax provision (benefit).....                   1,070       (97)    (404)     1,642    3,161       915    1,599     2,014
                                                    -------   -------  -------    -------  -------   -------  -------   -------
Net income (loss)..................                 $ 2,202   $  (212) $  (623)   $ 2,745  $ 4,299   $ 1,373  $ 2,151   $(3,227)
                                                    =======   =======  =======    =======  =======   =======  =======   =======

--------
(1) The write-off of acquired in-process research and development costs for the quarter ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations was approximately $5.1 million and net income was approximately $2.8 million.

  The following table sets forth certain unaudited consolidated quarterly statement of operations data expressed as a percentage of total revenues for each of the eight most recent quarters.

                                                PREDECESSOR                             SUCCESSOR
                          --------------------------------------------------------- ------------------
                                                         QUARTER ENDED
                          ----------------------------------------------------------------------------
                          DEC. 31, MARCH 31, JUNE 30,  SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30,
                            1995     1996      1996      1996      1996     1997      1997     1997
                          -------- --------- --------  --------- -------- --------- -------- ---------
Revenues:
 Software license
  fees..................    40.0%     20.5%    33.3%      31.1%    44.0%     21.2%    33.2%     39.5%
 Maintenance fees.......    41.0      53.2     46.4       42.3     38.7      50.1     42.8      37.5
 Professional service
  fees..................    19.0      26.3     20.3       26.6     17.3      28.7     24.0      23.0
                           -----     -----    -----      -----    -----     -----    -----     -----
   Total revenues.......   100.0     100.0    100.0      100.0    100.0     100.0    100.0     100.0
                           -----     -----    -----      -----    -----     -----    -----     -----
Cost of revenue:
 Software license.......    11.6       5.4      8.9        8.5     12.0       6.1      9.5      13.8
 Maintenance............    14.8      20.5     17.2       15.3     14.3      17.9     15.3      17.3
 Professional service...    17.8      26.3     19.6       24.5     15.4      26.6     22.0      18.2
                           -----     -----    -----      -----    -----     -----    -----     -----
   Total cost of
    revenues............    44.2      52.2     45.7       48.3     41.7      50.6     46.8      49.3
                           -----     -----    -----      -----    -----     -----    -----     -----
Gross profit............    55.8      47.8     54.3       51.7     58.3      49.4     53.2      50.7
                           -----     -----    -----      -----    -----     -----    -----     -----
Operating expenses:
 Software product
  development...........     0.6       1.3      1.6        0.9      --        --       0.7       0.7
 Sales and marketing....    33.4      26.6     34.6       23.6     37.9      21.1     26.7      19.4
 Administrative and
  general...............    15.7      22.8     23.7       17.8     10.9      24.5     20.8      19.9
 Write-off of acquired
  in-process research
  and development costs
  (1)...................     --        --       --         --       --        --       --       12.9
                           -----     -----    -----      -----    -----     -----    -----     -----
   Total operating
    expenses............    49.7      50.7     59.9       42.3     48.8      45.6     48.2      52.9
                           -----     -----    -----      -----    -----     -----    -----     -----
Income (loss) from oper-
 ations.................     6.1      (2.9)    (5.6)       9.4      9.5       3.8      5.0      (2.2)
Other income and
 expense, net...........     1.3       1.8      2.8        1.3      6.6       2.8      3.7      (0.5)
                           -----     -----    -----      -----    -----     -----    -----     -----
Income (loss) before
 income taxes...........     7.4      (1.1)    (2.8)      10.7     16.1       6.6      8.7      (2.7)
Income tax provision
 (benefit)..............     2.5      (0.3)    (1.1)       4.0      6.8       2.6      3.7       4.3
                           -----     -----    -----      -----    -----     -----    -----     -----
Net income (loss).......     4.9%     (0.8)%   (1.7)%      6.7%     9.3%      4.0%     5.0%     (7.0)%
                           =====     =====    =====      =====    =====     =====    =====     =====

(1) The write-off of acquired in-process research and development costs for the quarter ended September 30, 1997 relates to the Company's acquisition of R.D. Nickel. Before deducting the nonrecurring write-off for this period, income from operations as a percentage of total revenues was 10.8% and net income as a percentage of total revenues was 6.0%.

    As a result of the Recapitalization on March 31, 1997, the Company is no longer a wholly owned subsidiary of SAG. Management has undertaken several strategic initiatives since the Recapitalization to increase revenue growth and profitability including building a product development organization, developing a product and professional services offering that addresses the year 2000 problem and acquiring R.D. Nickel. The revenue and profit improvements from the first quarter to the second and third quarters may be partially attributable to these changes, but there can be no assurance that this trend will continue in future quarters. Due in part to these initiatives, the Company expects that product development costs as a percentage of software license fees will increase and that administrative and general expenses as a percentage of total revenues will decrease.

    The Company's results of operations have historically fluctuated on a quarterly basis and are expected to be subject to quarterly fluctuations in the future. The Company's software license fees have tended to increase through each successive quarter of the year, with software license fees in the first quarter of a year being lower than those in the immediately preceding fourth quarter. Third quarter results have been favorably affected by increased end of the year spending by the Company's government customers. Fourth quarter results benefit from those customers who operate on a calendar year basis, combined with the Company's sales compensation plans which include incentives for achieving annual targets. In addition, due to the reorganization of the sales force and the increase in the number of ELAs, the Company's historic trend of third and fourth quarter revenues that are significantly larger than previous first and second quarter revenues may not continue. The Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter.

    Maintenance fees generally have not fluctuated on a quarterly basis to the same degree as software license fees due to the large percentage of maintenance fees generated from renewals of annual maintenance contracts which are recognized ratably over the contract period.

    Revenues from professional services are influenced by the number of personnel providing such services, the utilization rates of such personnel and the number of billable days in a quarter. Other factors being equal, a quarter ending December 31 will generally reflect lower professional services fees than other quarters due to the relatively large number of holidays falling in that quarter. In addition, the completion or commencement of significant professional services projects may affect the revenues from professional services in a particular quarter.

  Software license costs have varied from period to period and can be expected to fluctuate in the future primarily due to shifts in product mix since royalty rates on third party products vary from 24% to 40%.

  Historically, sales and marketing expenses have varied from quarter to quarter in absolute dollar terms and as a percentage of revenues, as a result of the size and timing of marketing programs. A significant portion of marketing program costs are variable in nature and subject to management discretion as to their timing and amount.


  The Company's quarterly operating results may continue to fluctuate due to numerous factors, including the demand for the Company's products and services, the timing and cost of new product and service introductions and product enhancements by the Company or its competitors, changes in the mix of products and services sold by the Company and in the mix of sales by distribution channels, commencement or conclusion of significant service contracts, timing of any acquisitions and associated costs, the size, timing and terms of customer orders, including delays in significant orders, changes in pricing policies by the Company or its competitors, the timing of collection of accounts receivable, changes in foreign currency exchange rates, competitive conditions in the industry and general economic conditions. The Company's expenses are generally fixed and do not vary significantly in the short term with revenues. As a result, operating and net income in a given quarter may be disproportionately affected by a reduction in revenues. See "Risk Factors--Potential Fluctuations in Quarterly Performance."

LIQUIDITY AND CAPITAL RESOURCES
  Since 1988, when the Company became a wholly owned subsidiary of SAG, the Company has financed its operations principally through cash flow from operating activities. In order to meet its short term cash needs and to pay dividends to SAG, in 1992 the Company began to periodically sell long term customer receivable contracts. Sales of long term customer receivable contracts increased in subsequent years in order to meet SAG's directives and in connection with the Recapitalization. Since the Recapitalization, the Company has sold $27.9 million of long term customer receivable contracts, primarily to fund the repayment of certain obligations incurred in connection with the Recapitalization and to fund the acquisition of R.D. Nickel. The Company does not expect to sell additional long term customer receivable contracts in the foreseeable future.

  Investing activities used net cash of $3.1 million, $23.8 million, $4.3 million and $27.1 million during 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, primarily to fund capital expenditures needed to support expansion of the Company's business, to provide loans to SAG and as consideration for the Cooperation Agreement. Financing activities used net cash of $4.5 million, $4.8 million, $9.0 million and $2.2 million during 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, primarily for the repayment of long term obligations, the payment of dividends, and the repurchase of Common Stock.

  The Company has no long term debt, and as of September 30, 1997 had approximately $18.3 million in cash and investments. The Company has two accounts receivable lines of credit. Under these lines, the Company may sell long term receivable contracts. These transactions are treated as sales by the Company as the economic interest in the contract is transferred to the buyer. As of September 30, 1997, the Company remained contingently liable under the recourse provisions associated with these sales in the amount of approximately $50.7 million. The Company's accounts receivable days sales outstanding at September 30, 1997 was 60.

  The Company's international distributors report and pay in U.S. dollars. In addition, royalties reported and paid by the Company to SAG under the Cooperation Agreement are in U.S. dollars. The Company's Mexican operations commenced in 1996 and represented less than 3% of total revenues in 1996. The

Company, therefore, has not to date engaged in foreign currency hedging transactions. In the event of significant growth in international operations, the Company may enter into hedging transactions.

  The Company traditionally leases all major equipment, and has no investment in inventory or facilities other than leasehold improvements.

  The Company believes that the proceeds from the sale of the Common Stock offered hereby, together with its existing cash balances, funds generated from operations and available accounts receivable lines of credit will be sufficient to finance the Company's operations for at least the next twelve months. Although operating activities may provide cash in certain periods, to the extent the Company grows in the future, its operating and investing activities may use such cash. There can be no assurances that any necessary additional financing will be available to the Company on commercially reasonable terms.

                                   BUSINESS

  Software AG Systems, Inc. is an enterprise solutions company that provides robust software products and related professional services to large organizations with complex computing requirements. The Company's products are used to build and enhance mission-critical applications that require reliability, scaleability and security, such as customer billing systems, financial accounting systems and inventory management systems. To complement its products, the Company has a comprehensive services offering, including consulting, software integration, systems implementation and large project management services. The Company has over 24 years of experience in addressing the needs of organizations with complex enterprise level computing environments.

  The Company provides enterprise development software products and related professional services used by organizations to develop new mission-critical applications and enterprise enablement software products and related professional services used to extend existing applications to new technologies. The Company's enterprise development products include ADABAS, a high-performance database management system designed to operate with a variety of data types and computer platforms, and NATURAL, a 4GL programming language that enables the development of applications that are portable, scaleable and interoperable across multiple computing platforms. The Company also provides software products and professional services that enable organizations to extend existing mission-critical applications to the Internet and intranets and to create new applications. Products in this area include ENTIRE, a family of middleware products that facilitates the communication between application components across heterogeneous computing environments; SourcePoint, an automated data warehouse management product; iXpress, a Web application assembly and deployment platform; and EntireX DCOM, a product that uses Microsoft's ActiveX technology to bridge applications written in a variety of programming languages. The Company has also developed a software product, INSIGHT 2000 Tool Kit, and professional services that address the year 2000 problem. The Company's professional services that complement its products include application development and enhancement, application reengineering, application porting and rightsizing, Web integration and data warehouse design and implementation.

  The Company markets and sells its software products and services through direct and indirect channels in North America, South America, Japan and Israel. Over 1,500 customers in North America, South America, Japan and Israel have licensed the Company's products or purchased the Company's professional services since January 1996. These customers include large corporations, government agencies and educational institutions, such as Nabisco, Inc., Sprint Corporation, the National Aeronautics and Space Administration, the Federal Aviation Administration, Brown University, USX Corporation, the University of Texas and the State of California.

INDUSTRY BACKGROUND

  Worldwide, large business and governmental organizations rely on large-scale computer applications to help manage their businesses. These applications, many of which are mission-critical, contain the core knowledge and processes that support the major operations of these organizations. Examples of such applications include customer billing systems, financial accounting systems and inventory management systems.

  Mainframes are the predominant computing platform for running mission-critical applications because they provide the high levels of reliability, scaleability, security, manageability and control required by such applications. Recently, with the proliferation of intranets, the growth of the Internet and the decreasing cost of operating mainframe systems, mainframes have gained increased importance as servers capable of managing and providing widespread access to corporate data. Large organizations are also seeking to leverage investments in existing systems by integrating their mainframe systems with distributed computing environments. International Data Corporation estimated that worldwide software revenue for the mainframe segment exceeded $26 billion in 1996.

  Organizations must continually build, modify and maintain their information systems in order to respond to competitive pressures, regulatory changes and technological advances. For example, many organizations have initiated significant modifications of their information systems to address the increasing demands of management for more information for decision making and the needs of customers and suppliers for greater access to information. Organizations are constantly updating their information systems to exploit advances in database management, communication and software technologies and to maximize the return on their investments in existing systems. In addition, the size and complexity of the year 2000 problem, a problem expected in the year 2000 when applications with two-digit entries in the date code field will need to accept four-digit entries to distinguish twenty-first century dates from twentieth century dates, has created significant demand for technology and professional services that address that problem.

  The need to continually adapt information systems is placing increased demands on organizations. Already suffering from a shortage of qualified technical professionals, information technology ("IT") organizations are required to work more productively, to distribute information to users more quickly and to preserve the investments that have already been made in computing assets. The Company estimates that there are over one billion lines of NATURAL code in the United States alone. IT organizations are seeking to integrate new technologies into their mainframe systems to avoid the downtime, expense and risks involved in replacing these systems and the applications running on these systems. In many cases, IT organizations lack the resources and expertise required to cost-effectively implement and maintain distributed computing systems. The inability of these organizations to fully utilize available technology, together with the limited functionality of many existing processes and tools, has increased demand for integrated software development products and professional services.

  As a result, organizations are increasingly seeking to achieve the reliability, scaleability and interoperability of legacy systems while leveraging the speed, cost effectiveness and flexibility of new technologies. The Company believes that organizations are meeting this challenge by working with vendors that: (i) provide enterprise level performance; (ii) enhance and extend existing computing investments; and (iii) provide a comprehensive solution of products, professional services and support.

THE COMPANY'S SOLUTIONS

  Over its 24 year history, the Company has developed significant expertise in addressing the needs of large, complex computing environments at the enterprise level. The Company's solutions enable its customers to leverage their investments in existing information systems and personnel, and to enhance and expand these systems to meet the changing needs of the enterprise. The Company believes its solutions provide the following benefits:

  Provide Enterprise Level Performance. The Company's solutions consist of software products and related professional services that are used for the development and enhancement of mission-critical enterprise applications. The Company's products are used to build, maintain and extend business applications that require reliability, scaleability and security, and constitute the core technology behind mission-critical systems, such as those used for customer billing, financial accounting and inventory management.

  Enhance and Extend Existing Computing Investments. The Company's application development and enablement products and related professional services allow its customers to preserve their investments in mainframe systems by updating and evolving their systems to meet changing business processes and needs.

    Enable New Enterprise Applications. The Company's products and professional services enable its customers to implement new enterprise applications that require access to existing corporate data wherever it resides. For example, the Company's software products and professional services expertise in building data warehousing applications allow IT organizations to create data warehouses that enable managers and knowledge workers to access and analyze corporate data previously unavailable to them for improved decision making.

    Extend Mission-Critical Applications to Distributed Computing Environments. The Company's solutions allow its customers to extend their mission-critical applications to distributed computing environments. Organizations can use the Company's products and professional services to connect their network-based architectures, including Internet and intranet-based systems, to their mainframe applications, providing improved access to corporate data. In this manner, existing applications need not be rewritten in order to extend them to the network or the Web, and the security, extensibility and scaleability of mainframe environments can be extended.

    Provide Solutions to the Year 2000 Problem. The Company's year 2000 product, INSIGHT 2000 Tool Kit, and professional services assist its customers in resolving their year 2000 problem. Organizations can use the Company's year 2000 product and professional services to analyze the amount of remediation needed and to develop and implement a remediation and testing plan. In this manner, existing applications need not be abandoned or replaced upon the arrival of the year 2000.

  Provide a Comprehensive Solution of Products, Professional Services and Support. The Company's solutions represent a comprehensive offering of products, professional services and support from a single vendor. While many "point" products exist in the form of connectivity tools, programming languages and data management products, most are limited in their ability to support the enterprise computing environment. The Company's extensive experience in enterprise software and related professional services enables it to address customers' mission-critical computing needs.

THE COMPANY'S STRATEGY

  The Company's strategy is to further leverage its current leadership position in building enterprise applications and data access solutions for large organizations by extending its product and professional services offerings into the Web integration, data warehouse, middleware and year 2000 markets. Key elements of the Company's strategy include the following:

  Enhance and Extend Product Offerings. The Company believes that a substantial opportunity exists to provide software products and professional services that assist organizations in building, modifying and maintaining mainframe systems. To pursue this opportunity, the Company intends to enhance its existing product offerings with added features and functionality. The Company also intends to broaden its product offerings through internal product development, additional licensed products from third parties and acquisitions. In furtherance of this strategy, the Company recently acquired R.D. Nickel, a software company with the CONSTRUCT family of application development products which are used in conjunction with NATURAL. In addition, pursuant to the Cooperation Agreement, the Company has an exclusive and perpetual right to license in North America, South America, Japan and Israel (the "Territory") any new products developed or acquired by SAG. The Company expects to continue to benefit from SAG's product development efforts, which in 1996 totaled approximately $56 million. See "Company Background."

  Leverage Customer Base. Most of the Company's customers are large, sophisticated organizations with complex information systems in dispersed, heterogeneous computing environments. Over 1,500 customers in North America, South America, Japan and Israel have licensed the Company's products or purchased the Company's professional services since January 1996. Typically, the IT budget of a customer of the Company substantially exceeds the annual amount that customer spends with the Company. The Company believes it can expand its share of its customers' IT budgets through increased and improved product and professional services offerings.

  Expand Professional Services Offerings. The Company believes that, due to the strategic nature of its products, customers require the Company to provide comprehensive professional services and support. The Company's strategy is to expand its key professional services offerings, which are centered around application development, data warehousing, Web integration and the year 2000 problem. The Company expects to hire additional consultants and to develop new professional services offerings to meet its customers' evolving service needs. The Company intends to expand its efforts to cross sell its professional services to its product customers.

  Leverage Distribution Channels. The Company directly and indirectly sells its products in over 20 countries throughout the Territory through exclusive distributors. Through the Cooperation Agreement with SAG, the Company has access to SAG's distribution channels for the Company's products (other than those licensed from SAG) in over 50 additional countries outside the Territory. The Company intends to leverage this distribution channel by developing and acquiring additional products for distribution by SAG.

PRODUCTS AND SERVICES

  The following diagram depicts how the Company provides enterprise solutions for its customers. The Company works at the highest level of IT organizations to evaluate the overall needs of the enterprise and develop solutions that use its products and professional services to effectively build, extend and enable complex computing environments. Typically, the Company's solutions focus either on building and deploying new mission-critical applications or enhancing and extending existing business-critical applications through building data warehouses and integrating with the Internet and intranets. The Company's products and professional services allow its customers to leverage their investments in existing information systems and personnel and to enhance and expand these systems to meet the changing needs of their organizations.


--------------------------------------------------------------------------------
                         UNDERSTAND BUSINESS PROBLEMS
--------------------------------------------------------------------------------
                          IDENTIFY BUSINESS SOLUTIONS
--------------------------------------------------------------------------------

               Build and Deploy              Enhance and Extend

--------------------------------            ------------------------------------

         ENTERPRISE DEVELOPMENT              ENTERPRISE ENABLEMENT
            Mission-critical                   Business-critical

--------------------------------------------------------------------------------
              APPLICATIONS                  DECISION SUPPORT    WEB INTEGRATION
Buy . Rightsize . Migrate . Build . Deploy    Data Warehouse   Internet/Intranet
--------------------------------------------------------------------------------
                                   PLATFORMS
                     MVS/VSE . UNIX . Windows NT . Windows
--------------------------------------------------------------------------------
        NATURAL              ADABAS                 ENTIRE            YEAR 2000
4GL Development Language  Data Management  Middleware & Web Enabling Remediation
--------------------------------------------------------------------------------
                            PROFESSIONAL SERVICES
   Core Product . Web Integration . Data Warehouse . Year 2000 . Education
                             Technology . Support
--------------------------------------------------------------------------------

  The following table summarizes the Company's product offerings by category, indicating the year the product was introduced, the shipment date of the product's current version, and the platforms supported by the product.

                                 YEAR OF    CURRENT PLATFORMS
  PRODUCTS (1)                 INTRODUCTION VERSION SUPPORTED

                            ENTERPRISE DEVELOPMENT
-------------------------------------------------------------
  NATURAL Product Line
   NATURAL                         1979      12/95   MVS/VSE
   NATURAL                         1993      7/96     UNIX
   NATURAL                         1996      11/96   WIN NT
   NATURAL Lightstorm              1995      2/97      WIN
   CONSTRUCT                       1988      9/97    MVS/VSE
   CONSTRUCT                       1993      10/96    UNIX
   CONSTRUCT Spectrum              1997      8/97    MVS/VSE
   CONSTRUCT Spectrum              1997      8/97    WIN NT
   CONSTRUCT Spectrum SDK          1997      8/97    MVS/VSE
   CONSTRUCT Spectrum SDK          1997      8/97    WIN NT
   PREDICT                         1983      2/97    MVS/VSE
   PREDICT                         1993      2/97     UNIX
-------------------------------------------------------------
  ADABAS Product Line
   ADABAS                          1972      1/97    MVS/VSE
   ADABAS                          1993      7/97     UNIX
   ADABAS Delta Save Facility      1996      2/96    MVS/VSE
   ADABAS FASTPATH                 1991      12/96   MVS/VSE
   ADABAS SQL Server               1992      10/95   MVS/VSE
   ADABAS Vista                    1997      9/97    MVS/VSE
   ADABAS ADAPLEX +                1996      2/97    MVS/VSE
-------------------------------------------------------------
                             ENTERPRISE ENABLEMENT
-------------------------------------------------------------
  ENTIRE Product Line
   iXpress                         1996      8/97    WIN NT
   ENTIRE ACCESS                   1994      12/96    UNIX
   ENTIRE ACCESS                   1995      12/96   WIN NT
   ENTIRE BROKER                   1994      4/97    MVS/VSE
   ENTIRE BROKER                   1996      8/97     UNIX
   ENTIRE BROKER                   1996      7/97    WIN NT
   ENTIRE BROKER SDK               1997      9/97    WIN NT
   ENTIRE BROKER APPC              1991      2/95    MVS/VSE
   ENTIRE NET-WORK                 1987      8/97    MVS/VSE
   ENTIRE NET-WORK                 1993      9/97     UNIX
   ENTIRE NET-WORK                 1995      3/97    WIN NT
   ENTIRE SAF Gateway              1997      4/97    MVS/VSE
   EntireX DCOM                    1997      9/97     UNIX
-------------------------------------------------------------
  Data Warehouse Product Line
   SourcePoint                     1995      6/97     UNIX
   PASSPORT                        1995      8/97    MVS/VSE
   CONSTRUCT Extract Service       1997      5/97    MVS/VSE
   CONSTRUCT Extract Service       1997      3/97     UNIX
   ESPERANT                        1994      2/97      WIN
   DSS AGENT                       1995      8/96      WIN
-------------------------------------------------------------
  Year 2000 Product
   INSIGHT 2000 Tool Kit           1997      9/97      WIN

--------
(1) CONSTRUCT, CONSTRUCT Spectrum, CONSTRUCT Spectrum SDK and INSIGHT 2000 Tool Kit are products owned by the Company. iXpress, PASSPORT, ESPERANT and DSS AGENT are products which the Company has the right to license pursuant to agreements with third parties other than SAG. The Company has the exclusive right to license and service all other products listed in this table in North America, South America, Japan and Israel pursuant to the Cooperation Agreement with SAG.

 Enterprise Development Products and Professional Services

  The Company provides a family of enterprise development software products and related professional services that allow its customers to develop and deploy enterprise solutions that are integrated with existing data and applications.

 . NATURAL, the Company's 4GL programming language for the enterprise environment, is designed to increase productivity in application software design, development and deployment. NATURAL supports Rapid Application Development to RDBMS environments with applications that are portable, scaleable and interoperable across multiple computing platforms.

 . Add-on products for the NATURAL environment include: NATURAL LightStorm, for repository-based development environments; CONSTRUCT, for model-based Rapid Application Development; and CONSTRUCT Spectrum, for automated development of distributed components.

  The Company's family of data management solutions delivers access to data and are designed to ensure the reliability, integrity, and security of such data throughout an organization's computing environment.

 . ADABAS, the Company's flagship high-performance database management product, is designed to handle large volumes of changing data requiring high levels of availability. It provides multi-data model support, multi-platform support, comprehensive SQL support, and a variety of extended capabilities that take advantage of technological advances in both hardware and software.

 . Add-on products for the ADABAS environment include: ADABAS SQL Server, an SQL interface to ADABAS data; ADABAS ADAPLEX +, a technology that distributes and presents a single view of multiple databases; ADABAS FASTPATH, which optimizes database and application performance; and ADABAS Delta Save Facility, a product for reducing backup time and database recovery processing.

 . Core Product Services. These professional services focus on the deployment and use of the Company's database management and application development products, including application development and enhancement, application reengineering, application porting and rightsizing.

 Enterprise Enablement Products and Professional Services

  The Company's ENTIRE middleware products and professional services minimize the complexity of integrating a distributed computing environment that encompasses a variety of platforms, protocols, programming languages and databases.

 . The ENTIRE product family includes: ENTIRE BROKER, a cross-platform messaging middleware product that links mainframe applications and components to ActiveX- and Java-enabled desktops; and ENTIRE SAF Gateway, a central security administration environment. The Company also offers ENTIRE BROKER APPC, a product that links Advanced Program-to-Program Communication and IBM's MQSeries-enabled mainframe applications to ActiveX- and Java-enabled desktops; ENTIRE BROKER SDK, a set of software products for building and deploying distributed applications; and EntireX DCOM, a product that allows applications or pieces of applications to work together transparently on Windows and/or UNIX platforms.

 . iXpress is an Internet-enablement technology that combines component technology, such as Java and ActiveX, with enterprise systems, allowing organizations to deliver and manage business-critical information solutions via the Web.

 . Web Integration Services. The Company offers its customers a variety of Web integration professional services, such as integrating an organization's Internet site with an order entry system; integrating multiple sources of data, applications and services from multiple platforms; enabling secure access for suppliers to specific data and applications; and distributing application components across the network.

  The Company's data warehousing solutions include both products and professional services for implementing a data warehouse, and its approach encompasses six elements: data acquisition, data warehouse administration, services and support, education, business analysis tools and database management.

 . SourcePoint is an administration product for automating data extraction, transportation and loading from operational data sources to data warehouse servers. SourcePoint works separately or in an integrated fashion with PASSPORT, a data extraction and transformation product. In addition, the Company's CONSTRUCT Extract Service offers a Rapid Application Development approach to creating NATURAL extraction programs that integrate directly with SourcePoint.

 . ESPERANT, a query and reporting product, and DSS AGENT, a relational online analytical processing (OLAP) product, offer users decision support tools for accessing and analyzing data for improved decision making.

 . Data Warehouse Services. The Company provides consulting services and methodologies for building and implementing data warehouses, with a focus on rapid delivery of scaleable data warehouses.

  The Company offers a software product and a professional services capability that address the year 2000 problem.

 . INSIGHT 2000 Tool Kit is a product that allows developers to analyze and remediate NATURAL code by providing a picture of how much code needs to be fixed and helping project managers break year 2000 projects into segments and develop a comprehensive work plan for executing remediation.

 . Year 2000 Services. The Company's year 2000 professional services offerings include impact assessment, analysis and implementation to assist customers in resolving their year 2000 problem. These services are provided through a professional staff with expertise in managing large projects and in the methodologies and products that underlie software integration and systems management. The Company also recently established Millennium Centers in Denver, Colorado, Fort Lee, New Jersey and Dallas, Texas to provide remediation and testing for its Year 2000 Program and plans to establish additional centers in the future. Year 2000 remediation can be done at one of the Company's Millennium Centers or at the customer's site.

 Other Services

  Education Services. The Company provides customers with in-depth training in the Company's products, with courses available through scheduled and customized classes. In addition, the Company offers programs to accelerate the implementation of application development, Web integration, data warehouse and year 2000 projects.

  Technology Services. The Company also provides system engineering services, supplementary database administration services and database application and network performance and tuning services.

SOFTWARE PRODUCT DEVELOPMENT

  Prior to the Recapitalization, the Company was a wholly owned subsidiary of SAG and the Company's research and development efforts were directed by SAG. The Company's software product development expenses were $0.9 million, $0.9 million and $1.4 million in 1994, 1995 and 1996, respectively.

  Since the Recapitalization, the Company has begun building its internal product development group, which currently consists of 17 people, including 11 people added as a result of the acquisition of R.D. Nickel. The first product resulting from the Company's recent internal product development efforts is INSIGHT 2000 Tool Kit, which was released in September 1997. The Company intends to continue expanding its product development group through additional acquisitions and internal hiring.

  Since the Cooperation Agreement provides the Company with an exclusive and perpetual right to license in the Territory products developed by SAG, the Company also expects to continue to benefit from SAG's product development efforts. In 1996, SAG's product development costs were approximately $56 million. In September 1997, SAG released EntireX DCOM, the first product resulting from SAG's strategic relationship with Microsoft.

PRODUCT MAINTENANCE AND CUSTOMER SUPPORT

  The Company offers a wide range of product maintenance and customer support services. The Company believes that its future success is dependent in part on its ability to provide high levels of customer service in order to cultivate advocacy by the Company's installed customer base. For the twelve months ended September 30, 1997, approximately 96% of the Company's customers who were eligible renewed at least one of their maintenance agreements. As of September 30, 1997, the Company had 119 employees devoted to its maintenance and customer support services.

  Customers may choose from three levels of service and support offerings: basic, extended and custom, which are differentiated by service deliverables and access to support persons. Some of these customer support services include:

  .  Support during product proof-of-concept/trial
  .  Technical support 24 hours a day, seven days a week
  .  Customized support offerings
  .  Onsite installation and implementation
  .  Remote analysis
  .  Automated customer assistance and Web-based electronic services

CUSTOMERS AND MARKETS

  Over 1,500 customers in North America, South America, Japan and Israel have licensed the Company's products or purchased the Company's professional services since January 1996. These customers consist primarily of major corporations, government agencies and educational institutions.

  The following examples are representative of how customers use the Company's products and professional services to build and enable enterprise level, mission-critical applications for large organizations.

  Utility Business Services, Incorporated ("UBS"). An information service bureau for water and wastewater companies, UBS needed to develop a new customer information system to handle approximately 600,000 customer accounts for 15 clients in New Jersey and New York. UBS decided to use the Company's ADABAS, NATURAL and CONSTRUCT products and related services to develop a system of enhanced services and applications that could be sold as an independent software package to UBS's water utility clients handling their own billing and information tracking. According to UBS, six of its programmers developed the entire system in less than two years at a cost of approximately $420,000 and the system resulted in savings of approximately $1.7 million compared to projected COBOL development costs.

  Federal Aviation Administration ("FAA"). In 1994, the FAA decided to migrate its 400 mainframe COBOL financial and accounting modules to a client/server windows architecture. To facilitate conversion of the online portion of the system, the FAA used the Company's NATURAL Lightstorm product to create new client/server components and the ADABAS product to manage data running in Microsoft's Windows and Windows NT environments. According to the FAA, the new system supports 1.7 million financial transactions each month, is utilized to pay vendors an average of $27 million a day and is used daily by approximately 2,000 employees worldwide to process departmental accounting information.

  City of New York. The City of New York was using an integrated, COBOL-based system to process various business and commercial compliance activities, such as license processing, inspections, cash management and consumer services. In order to keep up with the changing operational requirements of a diverse user community, the City of New York decided to switch to a new system using the Company's

ADABAS and NATURAL products. According to the City of New York, the new system produced a 60% decrease in license processing time and resulted in a 40% increase in revenue collections.

  Pepsi-Cola General Bottlers Inc. ("PCGB"). In 1990, PCGB, then one of the largest of Pepsi-Cola's bottlers, found that its systems were unable to handle the company's volume of transactions. PCGB decided to replace its existing systems with a system designed to centralize and support business processes in a single set of programs and files. PCGB chose the Company's ADABAS product and, in the process, developed its own enterprise methodology called Open Batch Architecture which uses the Company's NATURAL, CONSTRUCT and ADABAS products to streamline code development. According to PCGB, its new system for domestic operations processes approximately 40 million commands daily.

  Vincent Metal Goods ("Vincent"). As a result of a merger in 1995, Vincent, a large stainless steel and aluminum distributor, needed to consolidate and convert its two existing computing systems into a single system for use by Vincent's sales, warehouse and clerical employees located in 49 sites throughout the United States. Vincent used the Company's professional services offerings to develop, program and test new applications and selected a mainframe system running on the Company's ADABAS and NATURAL products. According to Vincent, its consolidated computer system is year 2000-ready and was successfully completed three months ahead of schedule, within budget and with minimal disruption to business functions and end-users.

  The following is a representative list of some of the Company's customers that produced revenues of at least $500,000 for the Company since January 1, 1996.

American Community Mutual Insurance Co.      National Aeronautics and Space
American Electric Power Company, Inc.        Administration
Banorte Bank                                 Nissan Motor Co., LTD.
Brown University                             Ryerson Tull
Burlington Northern Santa Fe Corporation     Rykoff-Sexton, Inc.
Cable and Wireless, PLC                      S.C. Johnson & Son Inc.
Centers for Disease Control                  Sprint Corporation
Central Hudson Gas & Electric Corporation    State of California
City of New York                             State of Hawaii
City of Philadelphia                         State of Nevada
Commonwealth of Virginia                     State of New Jersey
Cutler-Hammer, Inc.                          State of Texas
Delta Air Lines, Inc.                        State of Washington
Duke Power Company                           Union Electric Company
Federal Aviation Administration              University of Arkansas
Federal Bureau of Investigation              University of Hawaii
Federal Express Corp.                        University of Texas
KN Energy, Inc.                              University of Toronto
Morgan Stanley, Dean Witter, Discover & Co.  US Airways Group, Inc.
Nabisco Inc.                                 US Patent & Trademark Office
                                             USX Corporation

  In 1996 and during the first nine months of 1997, no single customer accounted for more than 10% of the Company's total revenues.

SALES AND MARKETING

  The Company sells and markets its products through both direct and indirect channels. Recently, the Company reorganized its sales organization into three groups which focus separately on sales of ELAs, professional services and the Year 2000 Program. The reorganization of the sales force has resulted in significantly increased productivity per salesperson.

  In North America, the Company sells and markets its products through a direct channel that included over 120 people in 19 offices as of September 30, 1997. The Company sells its products in over 20 additional countries through six exclusive distributorships in South America, Japan and Israel. In addition, the Company has access to SAG's distribution channels for the Company's products (other than those licensed from SAG) in over 50 countries outside North America, South America, Japan and Israel. As of September 30, 1997, in North America, the Company directly sold its professional services through 29 people. In addition, as of September 30, 1997, the Company had nine people in the United States focused on selling its Year 2000 Program.

  As of September 30, 1997, the Company's corporate marketing organization supported the Company's sales and professional services channels through the efforts of 35 professionals with expertise in product marketing, marketing communications, database marketing, inside sales and strategic development. The Company also has strategic marketing relationships with certain vendors of computing products and services, including IBM, Microsoft, Digital Equipment Corporation, Andersen Consulting and BDM.

COMPETITION

  The markets for the Company's software products and professional services are highly competitive and characterized by continual change and improvement in technology. The Company provides products and professional services to several markets within the computer industry and encounters a variety of competitors within each such market. Many of the Company's competitors have significantly greater financial, marketing and other competitive resources than the Company. In addition, in certain markets in which the Company competes, such as the year 2000 market, there are no significant barriers to entry. Few of the Company's competitors compete in all of the same markets as the Company.

  In the enterprise development markets, the Company's competitors with respect to enterprise and departmental database management products include IBM, Oracle, Informix, Sybase and Microsoft. In addition, the Company's 4GL applications programming language, NATURAL, competes with offerings from both large and small companies, including Oracle, Microsoft, IBM and Sterling Software. In the enterprise enablement markets, the Company's products compete in both the component/object and the message oriented segments of the middleware market, where its competitors include IBM, Microsoft, and Visigenic. The Company's competitors in the data warehousing segment of the enablement markets include IBM, SAS, and PLATINUM and database vendors such as Oracle, Sybase and Informix. In the market for year 2000 products and professional services, the Company's competitors include Formal Systems, Viasoft, BDM and EDS.

  The principal competitive factors affecting the markets for the Company's product and professional services offerings include: (1) product functionality, performance, reliability and ease of use, (2) quality of technical support, training and consulting services, (3) responsiveness to customer needs, (4) reputation, experience and financial stability and (5) cost of ownership, including initial price and deployment costs as well as ongoing maintenance costs. Due to the continued increase in new product licenses and professional services revenues, the Company believes that it has competed effectively in each of these areas. Nevertheless, current and potential competitors may introduce new and better products, make strategic acquisitions, or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current and prospective customers. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The products sold by the Company consist of products developed by SAG (e.g., ADABAS, NATURAL and ENTIRE), products owned by other third parties which are distributed by the Company (e.g.,

ESPERANT and iXpress) and products developed or acquired by the Company (i.e., INSIGHT 2000 Tool Kit, CONSTRUCT, CONSTRUCT Spectrum and CONSTRUCT Spectrum
SDK). For all of these products, the Company, if not the developer, is contractually obligated to provide appropriate security measures to protect the proprietary materials of SAG and other third parties against misappropriation and illegal copying.

  The Company treats all of the products that it distributes as proprietary trade secrets and confidential information. It relies primarily upon a combination of trade secret, copyright and trademark laws, its license agreements with customers, and its internal security systems, confidentiality procedures and employee agreements to maintain the security of its products. The Company typically provides its products to users under nonexclusive, nontransferable perpetual licenses which generally permit use of the licensed software solely for internal operations on designated computers at specific sites. Under certain circumstances, the Company makes available the source code for its products under an escrow arrangement which restricts access to and use of the source code. Although the Company takes steps to protect its trade secrets and other proprietary rights, there can be no assurance that misappropriation will not occur. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

  The Company seeks to protect its software, documentation and other written materials under copyright law, and to assert trademark rights in its product names. The Company has not sought to protect its products under patent laws, though SAG and some third parties have patented, in the United States, Japan and/or the European Union, certain of the products which the Company distributes.

  Although the Company is not aware of any claims that its products, trademarks or other proprietary rights infringe on the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current and future products or that any such assertion may not require the Company to enter into royalty arrangements or result in costly litigation. See "Risk Factors--Proprietary Technology."

EMPLOYEES

  As of September 30, 1997, the Company employed 826 people, with 372 in professional services and consulting, 124 in sales and marketing, 175 in customer support, 14 in research and development and 141 in general and administrative. As of September 30, 1997, the Company also utilized approximately 106 individuals under independent contracts. None of the Company's employees is represented by a labor union, and the Company has never experienced any work stoppage. The Company considers its relations with its employees to be good. The Company's success will depend in part on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced software developers, professional services staff and sales and marketing personnel. See "Risk Factors--Dependence on Key Personnel; Need to Hire Additional Personnel."

FACILITIES

  The Company's executive offices, principal marketing and data center facility are located in approximately 155,000 square feet of space in a three building campus that the Company leases in Reston, Virginia. The Company's Customer Service and Support Center is located in approximately 85,000 square feet that the Company leases in Highlands Ranch, Colorado.

  The Company leases product sales and professional services branch offices in Irvine and Sacramento, California; Atlanta, Georgia; Chicago, Illinois; Braintree, Massachusetts; Bloomington, Minnesota; Fort Lee, New Jersey; Plymouth Meeting, Pennsylvania; Dallas, Texas; Bellevue, Washington and Reston, Virginia in the United States. The Company's subsidiary in Mexico leases offices in Mexico City and Monterrey, Mexico. As a result of the acquisition of R.D. Nickel, the Company leases product sales and professional services branch offices in the following cities in Canada: Calgary, Cambridge, Edmonton, Montreal, Ottawa and Toronto.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this Prospectus, the Company is not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their respective ages as of September 26, 1997, are as follows:

NAME                      AGE POSITION
----                      --- --------
Carl J. Rickertsen (1)..   37 Chairman of the Board
Daniel F. Gillis........   51 President, Chief Executive Officer and Director
Harry K. McCreery.......   51 Vice President, Treasurer and Chief Financial Officer
Timothy L. Hill.........   39 Vice President--Marketing
Derek M. Brigden........   45 Vice President--Operations and Chief Information Officer
James H. Daly...........   54 Vice President, Secretary and General Counsel
Thomas E. Gorley........   51 Vice President--Professional Services
Dr. Philip S. Dauber (1)
 (2)....................   56 Director
Dr. Erwin Koenigs.......   47 Director
Edward E. Lucente (2)...   57 Director
Dr. Paul G. Stern (1)...   58 Director

--------
(1) Member of the Compensation Committee.
(2)Member of the Audit Committee.

  In addition to the executive officers listed above, David S. Linthicum has accepted the Company's offer of employment and will serve as Chief Technology Officer of the Company, subject to his election to that office by the Company's Board of Directors.

  Carl J. Rickertsen has served as Chairman of the Board of the Company since April 1997. Mr. Rickertsen is also a member of TC Equity Partners, LLC and TC Management LLC, which are, respectively, the sole general partner and managing agent of Thayer. From September 1994 to April 1996, Mr. Rickertsen was a partner with Thayer Capital Partners, an affiliate of Thayer. Prior to that, Mr. Rickertsen acted as a private financial consultant from 1993 through August 1994, and was a partner at Hancock Park Associates, a private equity investment firm based in Los Angeles, from 1989 to 1993. Before joining Hancock Park Associates, Mr. Rickertsen was an associate at Brentwood Associates from 1987 to 1989, and worked in the high technology group at Morgan Stanley & Co., Inc. from 1983 to 1985. Mr. Rickertsen currently serves as a director of MLC Holdings, Inc.

  Daniel F. Gillis has served as President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, Software AG Americas, Inc. ("Software Americas"), since May 1996. He also has served as a director of the Company since February 1997. Previously, Mr. Gillis served as Senior Vice President of U.S. Sales of Software Americas from April 1995 to May 1996 and as Vice President of Federal Systems Sales of Software Americas from January 1995 to March 1995. From August 1994 to January 1995, he was a private consultant. From May 1987 through August 1994, he was Executive Vice President at Falcon Microsystems Inc., a computer products reseller and systems integrator. Mr. Gillis currently serves as a director of Carleton Corporation.

  Harry K. McCreery has served as Vice President, Treasurer and Chief Financial Officer of the Company since April 1997. He also has served as Treasurer of Software Americas since May 1991, Chief Financial Officer of Software Americas since June 1989 and Chief Information Officer of Software Americas from June 1989 to December 1990.

  Timothy L. Hill has served as Vice President--Marketing of the Company since August 1997. Previously, Mr. Hill served from July 1994 through July 1997 as Vice President, Worldwide Marketing & Sales for Iomega Corporation, a manufacturer of computer storage products. From August 1993 through July 1994, Mr. Hill served as Vice President, Marketing for Falcon Microsystems Inc. From January 1988 to August 1993, Mr. Hill was Director of Marketing & Sales, Consumer Business Division, at Gates Energy Products, a manufacturer of consumer and commercial rechargeable battery products.

  Derek M. Brigden has served as Vice President--Operations and Chief Information Officer of the Company since April 1997. He has been Vice President--Operations and Chief Information Officer of Software Americas since December 1990.

  James H. Daly has served as Vice President and General Counsel of the Company since April 1997 and as Secretary of the Company since 1992. Mr. Daly also has served as Vice President, General Counsel and Secretary of Software Americas since May 1991.

  Thomas E. Gorley has served as Vice President--Professional Services of the Company since April 1997. He has served as Vice President--Professional Services of Software Americas since February 1996. From September 1994 to June 1995, Mr. Gorley served as Senior Vice President of Electronic Data Systems Corporation, a systems integration and consulting company. He also served as President of Bell Atlantic Utilities Systems, a software development and services company, from June 1992 to December 1993. Mr. Gorley was a private consultant from June 1995 to February 1996 and from January 1994 to September 1994.

  Dr. Philip S. Dauber has served as a director of the Company since April 1997. Dr. Dauber has served as a consultant at IQI, Inc., a telemarketing firm, since November 1996, and as the acting President of IQI, Inc. from February 1997 through August 1997. Before joining IQI, Inc., Dr. Dauber was employed as an independent consultant, providing services to several technology oriented businesses. Dr. Dauber served as a Senior Vice President of Unisys Corporation from 1981 to 1987 during which time he was also Chairman and Chief Executive Officer of Memorex, Inc., a wholly owned subsidiary of Unisys Corporation. Before joining Unisys Corporation, Dr. Dauber was employed by IBM from 1965 to 1981 and served as Secretary of its Corporate Management Committee from 1980 to 1981.

  Dr. Erwin Koenigs has served as a director of the Company since December 1996 and was Chairman of the Board of the Company from December 1996 through March 1997. Dr. Koenigs has served as Chairman of the Board of SAG since September 1996 and Chief Executive Officer of SAG since November 1996. From April 1989 to November 1996, Dr. Koenigs was Chief Executive Officer of Linotype-Hell AG in Eschborn, Germany, a supplier of prepress and publishing technology.

  Edward E. Lucente has served as a director of the Company since April 1997. Since May 1995, Mr. Lucente has served as the Chief Executive Officer and President of Liant Software Corporation, a software development company. Previously, he was a marketing consultant from May 1994 until April 1995, and Executive Vice President of Sales and Marketing of Digital Equipment Corporation, a computer hardware, software and services company, from March 1993 through April 1994. From February 1991 until March 1993, Mr. Lucente was a Member of the Executive Office of Northern Telecom Limited, a supplier of digital telecommunications systems, serving from January 1992 until March 1993 as an Executive Vice President of Northern Telecom Limited. Mr. Lucente currently serves as a director of Compuserve Corporation, Genicom Corporation and Information Resources, Inc.

  Dr. Paul G. Stern has served as a director of the Company since April 1997. Dr. Stern is also a member of TC Equity Partners, LLC and TC Management LLC, which are, respectively, the sole general partner and managing agent of Thayer. In 1995, Dr. Stern joined Thayer as a co-founder. Prior to that, Dr. Stern was a Special Limited Partner at Forstmann Little & Co., a private investment firm, from June 1993 to June 1995. From March 1989 until June 1993, Dr. Stern served as Chief Executive Officer and Chairman of the Board of Northern Telecom Limited. Dr. Stern currently serves as a director of The Dow Chemical Company, The LTV Corporation and Whirlpool Corporation.

  The Company's Second Amended and Restated Bylaws (the "Bylaws") provide for the Company's Board of Directors to be comprised of six directors, and permit the Board of Directors from time to time to increase or decrease the number of directors. Pursuant to the terms of the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), upon the consummation of this offering the directors will be divided into three classes. One class will hold office initially for a term expiring at the annual meeting of the stockholders to be held in 1998, a second class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999 and a third class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2000. Each director will hold office for the term to which he is elected and until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Gillis and Dr. Dauber will have terms expiring in 1998, Dr. Koenigs and Mr. Lucente will have terms expiring in 1999, and Mr. Rickertsen and Dr. Stern will have terms expiring in 2000. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders after their election.

  Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the first meeting of the Board of Directors following the next annual meeting of stockholders following their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of the executive officers or directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  In April 1997, the Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the Company's independent public accountants the plans and results of the audit engagement, approves professional services provided by the Company's independent public accountants and reviews any recommendations made by the Company's auditors regarding the Company's accounting methods and the adequacy of the Company's internal accounting controls. The current members of the Audit Committee are Mr. Lucente and Dr. Dauber. The Compensation Committee establishes general guidelines regarding the compensation of the officers and executives of the Company and its subsidiaries, and determines the compensation of the executive officers of the Company. The Compensation Committee also administers the Stock Option Plan. The current members of the Compensation Committee are Mr. Rickertsen and Drs. Stern and Dauber. The Audit Committee and the Compensation Committee are comprised solely of directors who are not officers or employees of the Company or any of its subsidiaries ("Independent Directors").

DIRECTOR COMPENSATION

  The Company's directors were not compensated during 1996 for any services provided as directors and did not receive during such fiscal year any benefits or other forms of compensation, cash or otherwise, from the Company for their service as directors. The Company has no present plans to pay such benefits or compensation to directors. The Company intends to reimburse directors for certain out-of-pocket expenses incurred in connection with attendance at Board of Directors and committee meetings.

  Each of Dr. Dauber and Mr. Lucente has received grants of nonstatutory stock options under the Stock Option Plan to purchase 54,450 shares of Common Stock at an exercise price equal to $1.47 per share. The options vest in equal annual installments over a period of four years, commencing March 31, 1998. The options become exercisable in full upon a change in control of the Company. See "--Stock Option Plan."

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid to the persons who served as the Company's Chief Executive Officer during 1996 and each of the four other most highly compensated executive officers of the Company whose annual salary and bonus compensation for 1996 exceeded $100,000 (collectively, the "Named Executive Officers"). The Named Executive Officers did not receive any stock option grants in 1996, hold any stock options at the end of 1996 or exercise any stock options during 1996.

                          SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION
                             ----------------------------------
                                                 OTHER ANNUAL      ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY   BONUS   COMPENSATION (1) COMPENSATION (2)
---------------------------  -------- -------- ---------------- ----------------
Current Executive Officers
Daniel F. Gillis (3)
 President and Chief
 Executive Officer.........  $249,039 $240,500     $24,000         $  179,671
Harry K. McCreery (4)
 Vice President, Treasurer
 and Chief Financial
 Officer...................   170,000  132,600         --             235,933
Derek M. Brigden (4)
 Vice President--Operations
 and Chief Information
 Officer...................   150,000  101,346         --               7,500
James H. Daly (4)
 Vice President, Secretary
 and General Counsel.......   142,000   92,300      20,208            159,183
Former Executive Officers
Michael J. King (5)
 President and Chief
 Executive Officer.........   130,344      --          --           2,800,874(5)
William P. Cripe (6)
 Vice President--Human
 Resources.................   123,613   81,900         --              97,060(6)

-------
(1) Consists of sales commissions paid to the Named Executive Officer. In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted in the aggregate less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer during 1996.
(2) Unless otherwise indicated, consists of (i) amounts of deferred compensation earned and credited to deferred compensation accounts of the Named Executive Officer during 1996 and (ii) $7,500 of contributions paid by the Company on behalf of the Named Executive Officer under the 401(k) Plan. See "--Deferred Compensation Agreements," "--401(k) Plan" and footnotes 5 and 6 below. The Company does not have any long term incentive plans.
(3) Mr. Gillis served as President and Chief Executive Officer of the Company from May 6, 1996.
(4) In 1996, these individuals served as executive officers of Software Americas, the Company's wholly owned subsidiary, and performed policy making functions for both Software Americas and the Company.
(5) Mr. King served as President and Chief Executive Officer of the Company and Software Americas prior to Mr. Gillis. Amounts reported as All Other Compensation include (i) severance payments in the amount of $950,000,
    (ii) deferred compensation payments in the amount of $1,843,374 and (iii) $7,500 of contributions paid by the Company under the 401(k) Plan.
(6) During 1996, Mr. Cripe served as Vice President--Human Resources of Software Americas. His employment with Software Americas was terminated on March 21, 1997. Amounts reported as All Other Compensation include (i) $90,930 of deferred compensation earned and credited to Mr. Cripe's deferred compensation account and (ii) $6,130 of contributions paid by the Company on behalf of Mr. Cripe under the 401(k) Plan.

  Messrs. Gillis, McCreery, Brigden, Daly, Gorley and Hill have received grants of nonstatutory stock options under the Stock Option Plan to purchase aggregate amounts of 2,472,800 and 1,017,225 shares of Common Stock at an exercise price per share equal to $1.47 and $12.00, respectively. The options granted to Messrs. Gillis and McCreery vest in equal annual installments over a period of three years, and the options granted to Messrs. Brigden, Daly, Gorley and Hill vest in equal annual installments over a period of four years. The options become exercisable in full upon a change in control of the Company and may be partially accelerated in connection with the executive officer's termination of employment with the Company. See "--Stock Option Plan." Messrs. Gillis, McCreery, Brigden, Daly and Gorley have also received grants of nonstatutory stock options under the Stock Option Plan to purchase an aggregate of 601,150 shares of Common Stock at an exercise price per share equal to $9.60, which options are fully vested. In addition, the Company has granted to Mr. Linthicum a nonstatutory stock option under the Stock Option Plan to purchase 50,050 shares of Common Stock at an exercise price per share equal to $10.00, which vests over a period of four years.

STOCK OPTION PLAN

  In connection with the Recapitalization, which was consummated on March 31, 1997, the Company authorized the granting of stock options to purchase an aggregate of 3,300,000 shares of Common Stock at an exercise price equal to $1.47, the per share purchase price of the Recapitalization. On April 29, 1997, the Company adopted the Software AG Systems, Inc. 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan is intended to assist the Company and its affiliates in attracting and retaining employees, directors, consultants and advisors (collectively, the "Eligible Individuals") and to promote the identification of their interests with those of the stockholders of the Company. The Stock Option Plan permits a maximum of 6,875,000 shares of Common Stock to be issued to Eligible Individuals pursuant to grants of stock options. Unless sooner terminated by the Company's Board of Directors, the Stock Option Plan will terminate on April 11, 2007. Options granted under the Stock Option Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options. No option granted under the Stock Option Plan is exerciseable after the tenth anniversary of the option's date of grant. The Company has granted to Eligible Individuals nonstatutory stock options to acquire an aggregate of 5,048,725 shares of Common Stock at a weighted average exercise price of $5.03 per share.

401(K) PLAN

  The Company provides a 401(k) plan (the "401(k) Plan") giving eligible employees, including executive officers, the opportunity to accrue additional income and to save for retirement on a before-tax basis. The 401(k) Plan is qualified as a 401(k) plan under the Code. The Company employees are generally eligible to participate in the plan after six months of full-time employment. The 401(k) Plan provides that each participant may contribute up to 15% of the participant's annual pre-tax compensation, but not more than the annual maximum prescribed by law. The 401(k) Plan provides for the Company to make matching contributions equal to 100% of pre-tax contributions up to 5% of the participant's compensation for the payroll period or other period over which contributions are made, as further limited by law. The 401(k) Plan also permits the Company to make discretionary employer contributions, which if made, are allocated in proportion to the compensation of each employee to the total compensation for the year of all employees. The 401(k) Plan does not allow contributions to exceed 6% of compensation. Earnings under the 401(k) Plan accumulate tax free until distributed.

DEFERRED COMPENSATION AGREEMENTS

  The Company has entered into deferred compensation agreements with Messrs. Gillis, McCreery and Daly (the "Deferred Compensation Agreements"). Pursuant to these agreements, each of Messrs. Gillis, McCreery and Daly annually receives a credit of $41,838, $46,000 and $24,000, respectively, to his deferred compensation account plus an additional credit to such account equal to 53%, 100% and 120%, respectively, of his bonus for such year. The deferred compensation accounts earn interest at an annual rate of 6%. Under the Deferred Compensation Agreements, no additional credits, other than interest, will be made to any of the deferred compensation accounts after December 31, 1998. The deferred compensation accounts of Messrs. McCreery and Daly are fully vested. Mr. Gillis' deferred compensation account is currently 40% vested and will vest in full as of December 31, 1998. Except under certain circumstances, upon termination of employment, each of Messrs. Gillis, McCreery and Daly is entitled to receive from the Company payments totaling the vested portion of his deferred compensation account.

SEVERANCE AGREEMENTS

  Mr. Gillis has entered into a memorandum of understanding with the Company with respect to the termination of his employment as President and Chief Executive Officer of the Company. Under this agreement, the Company is required to pay Mr. Gillis a severance benefit equal to twelve months of his then-current salary plus annual bonus ($460,000 minimum payment), and, for a period not to exceed twelve months, to continue to make available his health and other fringe benefits if (i) the Company terminates his employment other than for cause or (ii) he resigns within ninety days of a substantial change in his title or a substantial reduction in his compensation and benefits or job responsibilities.

  Each of Messrs. McCreery, Brigden and Daly has entered into a memorandum of understanding with the Company with respect to the termination of his employment on terms and conditions substantially similar to Mr. Gillis' memorandum of understanding with the Company, provided, however, that (i) the severance benefit due each such executive officer upon termination under his respective memorandum of understanding is equal to twelve months of his then-current salary plus a pro-rated bonus payment and (ii) no severance or other benefits are due under these agreements if the executive officer resigns within ninety days of a substantial reduction in his compensation and benefits related to a company wide reduction or a substantial reduction in his job responsibilities that is deemed to be in the best business interests of the Company.

  Pursuant to the terms of a Shareholders Agreement dated as of April 1, 1997, each of Messrs. Gillis, McCreery, Brigden, Daly and Gorley has agreed that (i) prior to the fifth anniversary of the termination of his employment with the Company, he will not influence any employee to leave the Company and (ii) prior to the third anniversary of the termination of his employment with the Company (unless such termination is by the Company without cause), he will not directly or indirectly compete with the Company by soliciting any of its customers, clients or suppliers. Mr. Hill has agreed to similar restrictions pursuant to a subscription agreement between Mr. Hill and the Company dated as of August 22, 1997, as amended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to April 1997, the Company did not have a Compensation Committee or other committee of the Board of Directors performing an equivalent function, and the compensation of the Company's executive officers was determined by the Company's Board of Directors. During 1996, Michael J. King, President and Chief Executive Officer of the Company until May 1996, participated in deliberations of the Company's Board of Directors concerning executive officer compensation. Since April 29, 1997, the Compensation Committee of the Company's Board of Directors has been comprised of Mr. Rickertsen and Drs. Stern and Dauber, each of whom is an Independent Director. Mr. Rickertsen and Dr. Stern are members of TC Equity Partners, LLC, which is the sole general partner of Thayer, a stockholder of the Company.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  At the closing of the Recapitalization, the senior management of the Company and Thayer acquired approximately 89% of the outstanding voting equity of the Company pursuant to an agreement among the Company, SAG, Thayer and the following officers of the Company: Daniel F. Gillis, Harry K. McCreery, Gary Hayes, James H. Daly, Derek M. Brigden and Thomas E. Gorley (collectively, such individuals are referred to as the "Managers"). Prior to the Recapitalization, SAG owned all of the Company's 27,500,000 outstanding shares of Common Stock. In connection with the Recapitalization, the Company (i) repurchased 24,750,000 shares of Common Stock from SAG for an aggregate purchase price of 57,000,000 Deutsche Marks ($33.9 million) and (ii) issued and sold 20,678,350 shares of Common Stock to Thayer and an aggregate of 771,650 shares of Common Stock to the Managers for an aggregate purchase price of $31,526,820, or $1.47 per share. Of the Common Stock purchased by the Managers, Messrs. Gillis and McCreery each purchased 204,050 shares and Messrs. Hayes, Daly, Brigden and Gorley purchased 84,975, 108,625, 67,925 and 102,025 shares, respectively. After the Recapitalization, SAG retained 2,750,000 shares of Common Stock, representing approximately 11% of the outstanding Common Stock. Dr. Erwin Koenigs, the Chairman of the Board and Chief Executive Officer of SAG, is currently a director of the Company. As a result of the Recapitalization, Thayer and the Managers respectively owned 85.4% and 3.2% of the outstanding Common Stock. Dr. Stern and Mr. Rickertsen, directors of the Company, are members of TC Equity Partners, LLC, which is the sole general partner of Thayer. In addition, Mr. Gillis is currently, and was at the time of the Recapitalization, a director of the Company.

  In connection with the Recapitalization, on March 31, 1997, the Company borrowed $5,000,000 from Thayer under a short term note agreement for working capital requirements. This note accrued interest at a simple rate equal to 10% per annum and was repaid on April 11, 1997. In addition, the Company paid to TC Management LLC ("TC Management") a financial advisory fee of $840,000 in consideration for investment banking and advisory services provided by TC Management in connection with the Recapitalization, and reimbursed TC Management for its out-of-pocket expenses in connection with the Recapitalization. On April 1, 1997, the Company also agreed to pay on a quarterly basis an annual fee of $300,000 to TC Management for management and consulting services to be provided by TC Management to the Company in connection with the operation and conduct of the Company's business. Through September 30, 1997, the Company has paid $150,000 of such fees. TC Management is the managing agent of and provides management services to Thayer. Dr. Stern and Mr. Rickertsen, directors of the Company, are members of TC Management. In connection with the Recapitalization, the Company also paid a one-time advisory fee of $250,000 to MLC Group, Inc., a wholly owned operating subsidiary of MLC Holdings, Inc. Mr. Rickertsen, a director of the Company, is a director of MLC Holdings, Inc.

  Prior to the Recapitalization, the Company licensed and serviced SAG products pursuant to a license agreement entered into by SAG and the Company on January 1, 1995 (the "License Agreement"). The License Agreement gave the Company the exclusive right to license and service SAG products in North America, South America, Japan and Israel, and gave SAG the exclusive right to license and service the Company's products in all other areas. Immediately prior to the Recapitalization, the Company and SAG entered into the Cooperation Agreement dated March 31, 1997, which terminated and superseded the License Agreement. The Cooperation Agreement generally (i) provides the Company the exclusive and perpetual right to license and service in North America, South America, Japan and Israel (the "Territory") both existing and future products developed or acquired by SAG and (ii) provides SAG the exclusive and perpetual right to license and service outside the Territory both existing and future products developed or acquired by the Company. Each of the Company and SAG must pay the other 24% of the net revenues derived from such licenses. Except in certain circumstances, the Company's minimum annual royalty payment to SAG through the year 2000 must at least equal $21 million. This 24% royalty rate is fixed for 20 years. In 1994, 1995, 1996 and the first nine months of 1997, the Company's royalty payments to SAG were approximately $29.0 million, $23.9 million, $26.1 million and $19.8 million, respectively. In the same periods,

SAG's royalty payments to the Company were approximately $0.0, $0.3 million, $0.3 million and $0.5 million, respectively. As consideration for the Cooperation Agreement, the Company paid SAG 38,000,000 Deutsche Marks (approximately $22.6 million) on March 31, 1997. See "Company Background."

  On December 5, 1993, the Company and SAG entered into a Products and Research & Development Operations Transfer Agreement (the "R&D Agreement") which required the Company to provide certain services relating to certain SAG employees who utilized the Company's facilities. In connection with the Recapitalization, on March 31, 1997, the Company entered into an Administrative Services Agreement (the "ASA") with SAG, terminating the R&D Agreement and requiring that the Company provide services similar to those required under the R&D Agreement. SAG is required under the ASA to reimburse the Company for its costs incurred in connection with the ASA and to pay the Company $500,000 per year during the years 1997, 1998 and 1999 for the use of certain machinery leased by the Company. In 1994, 1995, 1996 and the first nine months of 1997, payments to the Company under the R&D Agreement and the ASA were approximately $7.5 million, $8.8 million, $15.9 million and $8.7 million, respectively.

  From 1988 until the Recapitalization, the Company was a wholly owned subsidiary of SAG. Accordingly, during that period, there were a variety of intercompany transactions, including loans and dividends, between the Company and SAG. In 1994, 1995 and 1996, the Company paid aggregate dividends to SAG of $0.6 million, $1.7 million and $9.0 million, respectively. Except as described above, all of these transactions that were material terminated in connection with the Recapitalization. See "Dividend Policy" and Note 6 of the Notes to the Consolidated Financial Statements.

  On August 22, 1997, the Company entered into a subscription agreement with Timothy L. Hill, the Company's Vice President--Marketing, pursuant to which the Company issued and sold to Mr. Hill 137,500 shares of Common Stock for an aggregate purchase price of $202,095. Pursuant to the subscription agreement, the Company has the right to repurchase Mr. Hill's shares at $1.47 per share if Mr. Hill's employment with the Company is terminated for cause or if Mr. Hill voluntarily terminates his employment prior to August 17, 1999. The Company's repurchase right terminates in the event of a change of control of the Company. In addition, the Company has issued options to purchase an aggregate of 94,325 shares of Common Stock at an exercise price of $1.47 to the members of Thayer's Advisory Board.

  The Company and Thayer have entered into a registration rights agreement for the benefit of all holders as of September 26, 1997 of "restricted securities" of the Company within the meaning of Rule 144 of the Commission, and certain transferees of such holders. Pursuant to this agreement, a majority-in-interest of such holders has the right to require the Company to register their restricted securities for resale under the Securities Act on up to five occasions (only one of which may be on Form S-1) and such holders have been granted certain "piggy-back" registration rights with regard to certain securities offerings initiated by the Company. The Company has agreed to pay certain expenses in connection with such registrations.

  Messrs. Gillis, McCreery, Daly and Gorley borrowed $250,000, $250,000, $182,605 and $75,000, respectively, from the Company under individual promissiory notes, each of which is dated March 24, 1997, and Messrs. McCreery and Daly borrowed $363,000 and $120,740, respectively, from the Company under individual promissory notes, each of which is dated August 9, 1996. Each of the promissory notes accrues interest at the rate of 6% per annum and is due and payable upon termination of its maker's employment with the Company. None of the promissory notes require periodic interest or principal payments. As of September 30, 1997, the amount outstanding under each promissory note equaled the entire amount borrowed plus accrued interest.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of October 15, 1997, and as adjusted to reflect the sale of the shares pursuant to this offering, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated below, to the knowledge of the Company, each person listed below has sole voting power and investment power with respect to the shares beneficially owned by such person, subject to community property laws where applicable.

                                  SHARES                              SHARES
                            BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                          PRIOR TO OFFERING (2)    SHARES TO BE AFTER OFFERING (2)
                          -------------------------  SOLD IN    ------------------
NAME AND ADDRESS (1)         NUMBER      PERCENT   OFFERING (3)   NUMBER   PERCENT
--------------------      ------------- ----------------------- ---------- -------
Thayer Equity Investors      20,209,200     83.0%   3,083,260   17,125,940  59.2%
 III, L.P...............
 1455 Pennsylvania
 Avenue, N.W.
 Washington, DC 20004
Software AG.............      2,750,000     11.3          --     2,750,000   9.5
 Uhlandstrasse 12, D-
 64297
 Darmstadt, Germany
TC Co-Investors, LLC....        109,725     *          16,740       92,985    *
 1455 Pennsylvania
 Avenue, N.W.
 Washington, DC 20004
Daniel F. Gillis........        561,550      2.3          --       561,550   1.9
Harry K. McCreery.......        396,550      1.6          --       396,550   1.4
James H. Daly...........        125,675     *             --       125,675    *
Derek M. Brigden........         84,975     *             --        84,975    *
Carl J. Rickertsen (4)..     20,318,925     83.5    3,100,000   17,218,925  60.0
Dr. Philip S. Dauber             67,925     *             --        67,925    *
 (5)....................
Dr. Erwin Koenigs (6)...      2,852,025     11.7          --     2,852,025   9.9
Edward E. Lucente.......            --       --           --           --    --
Dr. Paul G. Stern (4)...     20,318,925     83.5    3,100,000   17,218,925  60.0
Michael J. King.........            --       --           --           --    --
William Cripe...........            --       --           --           --    --
All directors and
 executive officers as a
 group (11 persons)
 (7)....................     24,664,200     98.9%   3,100,000   21,564,200    73%

--------
*  Less than 1% of the outstanding Common Stock.
(1) The business address for Messrs. Gillis, McCreery, Brigden and Daly is 11190 Sunrise Valley Drive, Reston, Virginia 20191. The business address for Mr. Rickertsen and Dr. Stern is c/o Thayer Equity Investors III, L.P., 1455 Pennsylvania Avenue, N.W., Washington, DC 20004. The business address for Dr. Koenigs is c/o Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany.

(2) The number of shares of Common Stock outstanding prior to this offering includes (i) 24,337,500 shares outstanding as of October 15, 1997 and (ii) with respect to each person, the shares issuable by the Company pursuant to options held by such person which may be exercised within 60 days following October 15, 1997 ("Presently Exercisable Options"). The number of shares of Common Stock deemed outstanding after this offering includes an additional 4,600,000 shares that are being offered for sale by the Company in this offering. Beneficial ownership is determined in accordance with the rules of the Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(3) If the Underwriters exercise their over-allotment option to purchase up to 1,155,000 shares, the following stockholders named in the table above will sell up to the following number of additional shares: Thayer Equity Investors III, L.P., 574,381 shares; and TC Co-Investors, LLC 3,119 shares.
(4) Consists of 20,209,200 shares held of record by Thayer and 109,725 shares held of record by TC Co- Investors, LLC ("TC Co-Investors"). Thayer is a Delaware limited partnership whose sole general partner is TC Equity Partners, LLC, a Delaware limited liability company ("TC Equity Partners"). TC Equity Partners beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by Thayer. TC Co-Investors is a Delaware limited liability company whose managing member is TC Management LLC ("TC Management"). TC Management beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by TC Co-Investors. Frederic V. Malek, Dr. Paul G. Stern and Carl J. Rickertsen are the members of TC Management and the principal members of TC Equity Partners. Dr. Stern and Mr. Rickertsen may be deemed to be the beneficial owners of the shares of Common Stock held by each of Thayer and TC Co-Investors.
(5) All of the reported shares are held of record by PSERD Trust, of which Dr. Dauber is a trustee. Dr. Dauber shares voting and investment power with respect to all shares held by PSERD Trust and may be deemed to be the beneficial owner of all such shares.
(6) 2,750,000 of the reported shares are held of record by Software AG ("SAG"). Dr. Koenigs, a director of the Company, is the Chairman of the Board and Chief Executive Officer of SAG, and may be deemed to have or share voting and investment power with respect to all shares held of record by SAG. Dr. Koenigs disclaims beneficial ownership of all shares held of record by SAG.
(7) Includes 20,209,200 shares held of record by Thayer, 2,750,000 shares held of record by SAG, 109,725 shares held of record by TC Co-Investors and 67,925 shares held of record by PSERD Trust. See footnotes (4), (5) and
    (6).

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.01 par value per share, and 25,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock").

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and by the Company's Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  As of October 15, 1997, there were 24,337,500 shares of Common Stock outstanding held of record by 18 stockholders. Based on the number of shares outstanding as of that date and giving effect to the issuance of the 4,600,000 shares of Common Stock being offered by the Company hereby, there will be 28,937,500 shares of Common Stock outstanding upon the consummation of this offering.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. There are no cumulative voting rights. All outstanding shares of Common Stock are, and all shares of Common Stock issued and sold in this offering will be, duly authorized, validly issued, fully paid and nonassessable. Subject to such preferential rights as may be granted by the Board of Directors in connection with the issuance of Preferred Stock, distributions may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Holders of Common Stock have no preemptive or other rights to subscribe for additional shares of Common Stock, redemption rights or conversion rights. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of Preferred Stock, if any, then outstanding.

PREFERRED STOCK

  The Board of Directors has authority to issue 25,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Board of Directors could, without the approval of the stockholders, issue Preferred Stock having voting or conversion rights that could adversely affect the voting power of the holders of Common Stock, and the issuance of Preferred Stock could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS

  The Company has adopted provisions in its Certificate of Incorporation limiting the liability of directors of the Company for monetary damages. The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions of the Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors. These provisions will not alter the liability of directors under federal securities laws.

  The Company's Certificate of Incorporation and Bylaws contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporate Law ("DGCL"). The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

CERTAIN PROVISIONS OF DELAWARE LAW, THE CERTIFICATE OF INCORPORATION AND THE BYLAWS

  The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors, the business combination is approved in a prescribed manner or certain other conditions are satisfied. A "business combination" includes, among other transactions, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms.

  Classified Board of Directors. The Certificate of Incorporation provides that, upon consummation of an underwritten public offering of the Company's Common Stock, the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's Common Stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case. See "Management-- Executive Officers and Directors."

  Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed by, or determined pursuant to, the Bylaws. The Bylaws provide that the Board of Directors shall consist of six directors and that the Board of Directors may increase or decrease the number of directors. The Bylaws also provide that, after consummation of an underwritten public offering of the Company's Common Stock, the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least two-thirds of the directors then in office. The Certificate of Incorporation provides that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees. The Certificate of Incorporation also provides that directors (or the entire Board) may be removed from office by the stockholders for cause by the vote of the holders of at least a majority of the Common Stock.

  No Stockholder Action by Written Consent; Special Stockholder Meetings. The Certificate of Incorporation provides that, after the consummation of an underwritten public offering of the Company's Common Stock, stockholder action can be taken only at an annual or special meeting of stockholders and can not be taken by written consent in lieu of a meeting. The Bylaws provide that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, a majority of the Board of Directors or the Chief Executive Officer of the Company. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual stockholder meeting. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, notice of stockholder nominations or business to be conducted at a meeting must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting if the notice is to be submitted at an annual meeting, or not later than 10 days following the day on which notice of the date of a special meeting was given if the notice is to be submitted at a special meeting.

  The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Amendment of Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that, after consummation of an underwritten public offering of the Company's Common Stock, the provisions therein relating to the staggered Board of Directors, the availability of action by written consent by stockholders, removal of directors and filling of vacancies on the Board of Directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least two-thirds of the voting power of all the shares of capital stock then entitled to vote, voting as a single class. The Certificate of Incorporation also provides that the Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of the members of the Board of Directors. After consummation of an underwritten public offering of the Company's Common Stock, any action taken by the stockholders with respect to adopting, amending, altering, changing or repealing any Bylaw may be taken only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the shares of capital stock then entitled to vote generally in the election of directors, voting as a single class.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have 28,937,500 outstanding shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 7,700,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "Affiliate"). The remaining 21,237,500 shares of Common Stock (the "Restricted Shares") held by existing stockholders were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144.

  Of the Restricted Shares, 2,750,000 shares will be eligible for sale beginning 90 days after the date of this Prospectus (all of which will be subject to 180-day lock-up agreements between certain shareholders and the Representatives of the Underwriters), and 17,880,850, 469,150 and 137,500 additional shares (all of which will be subject to 180-day lock-up agreements) will be eligible for sale beginning March 31, 1998, June 30, 1998 and August 22, 1998, respectively.

  All of the holders of Restricted Shares have agreed with the Representatives that, until 180 days from the effective date of the Registration Statement of which this Prospectus is a part, subject to certain limited exceptions, they will not, directly or indirectly, sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lockup agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, any holder of Restricted Shares, including an Affiliate of the Company, as to which at least one year has elapsed since the later of the date of the acquisition of such Restricted Shares from the Company or an Affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (289,375 shares immediately following the closing of this offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Affiliates of the Company must comply with the restrictions and requirements of Rule 144 (except for the one-year holding period requirement) in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by Affiliates in this offering).

  Further, under Rule 144(k) a person who holds restricted shares as to which at least two years have elapsed since the later of their acquisition from the Company or an Affiliate, and who is not deemed to have been an Affiliate of the Company at any time during the three months preceding a sale, is entitled to sell such shares under Rule 144 without regard to volume limitations, manner of sale provisions, notice requirements or availability of current public information concerning the Company.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule

701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

  As of November 18, 1997, options to purchase 5,048,725 shares were outstanding under the Stock Option Plan, and an additional 1,826,275 shares were reserved for issuance under the Stock Option Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act covering the shares issuable and reserved for issuance under the Stock Option Plan. Such registration statement is expected to be filed and become effective as soon as practicable after consummation of this offering. After the effective date of such registration statement, shares of Common Stock issued under the Stock Option Plan will be immediately eligible for sale in the public market, subject in certain cases to the lock-up restrictions described above and to Rule 144 volume limitations applicable to Affiliates.

  All holders of Restricted Shares have been granted certain rights to have their shares of Common Stock registered for sale under the Securities Act. See "Certain Relationships and Transactions."

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens and Donaldson, Lufkin & Jenrette Securities Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      BancAmerica Robertson Stephens.................................. 3,855,000
      Donaldson, Lufkin & Jenrette Securities Corporation............. 2,570,000
      BT Alex. Brown Incorporated.....................................   250,000
      CIBC Oppenheimer Corp. .........................................   250,000
      Smith Barney Inc. ..............................................   250,000
      Chase Securities Inc. ..........................................   175,000
      EVEREN Securities, Inc. ........................................   175,000
      Friedman, Billings, Ramsey & Co., Inc. .........................   175,000
                                                                       ---------
          Total....................................................... 7,700,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.40 per share, of which $0.10 per share may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase an aggregate of up to an additional 1,155,000 shares of Common Stock at the same price per share as the Company and the Selling Stockholders receive for the 7,700,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 7,700,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 7,700,000 shares are being sold. The Company and the Selling Stockholders subject to such over-allotment option will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement or the inaccuracy of certain information set forth herein that was provided by the Underwriters.

  All current executive officers, directors and stockholders of the Company will have agreed with the Representatives that, until 180 days from the effective date of the Registration Statement of which this Prospectus is a part, subject to certain limited exceptions, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge, or otherwise dispose of or transfer, any shares of Common Stock, or any securities convertible into or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, now owned or hereafter acquired by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica

Robertson Stephens may, in its sole discretion and without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, the Company has agreed that, until 180 days from the date of this Prospectus, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, or the Company's grant of options and issuance of stock under the Stock Option Plan. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected, where permitted, on the NYSE or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of Common Stock offered hereby for employees of the Company, including executive officers, and certain individuals who have expressed an interest in purchasing shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined through negotiations among the Company and the Representatives. The material factors considered in such negotiations were prevailing market and economic conditions, certain financial information of the Company for recent periods, the market valuations of other companies engaged in activities similar to those of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. There can be no assurance that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial trading price. See "Risk Factors--No Prior Market for Common Stock and Possible Volatility of Common Stock Price".

  This offering will be made pursuant to the provisions of Rules 2710 and 2720 of the Conduct Rules (the "Conduct Rules") of the National Association of Securities Dealers, Inc. (the "NASD"). In connection with the Recapitalization, Thayer purchased 20,678,350 shares of Common Stock at a purchase price equal to $1.47 per share. Certain limited partners of Thayer (collectively, the "Thayer Investors") are affiliates of members of the NASD that may participate in this offering, including BT Alex. Brown Incorporated and Chase Securities Inc. Thayer is selling 3,083,260 shares of Common Stock in this offering and will own 17,125,940 shares of Common Stock upon the closing of this offering. Due to the ownership interest of the Thayer Investors in Thayer, which is a Selling Stockholder in this offering, the members of the NASD who are affiliates of the Thayer Investors may be deemed to beneficially own shares of Common Stock. Accordingly, under the Conduct Rules the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with the Conduct Rules, BancAmerica Robertson Stephens is serving as a qualified independent underwriter in pricing this offering and in conducting due diligence with respect to the Company.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Arnold & Porter, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996 have been included in this Prospectus and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  On July 11, 1997, the Company retained KPMG Peat Marwick LLP to act as its independent public accountants and informed the prior auditors, Gocial & Company, P.C., the Company's independent accountants since January 1992, of its decision. In connection with the prior auditors' audit of the consolidated financial statements for the years ended December 31, 1995 and 1996, there were no disagreements with the Company on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The prior auditors' report on the Company's consolidated financial statements for the years ended December 31, 1995 and 1996 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope, or accounting principles. The decision to change was approved by the Board of Directors of the Company. The Company has provided the prior auditors with a copy of the disclosure contained in this section of the Prospectus.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other documents are not necessarily complete, and with respect to each such contract or other document filed as an exhibit to the Registration Statement reference is made to the exhibit, and each such statement is qualified in all respects by such reference. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The Registration Statement, including the exhibits and schedules forming a part thereof, filed by the Company with the Commission can be inspected and copies obtained from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996.............. F-3
Consolidated Statements of Operations for each of the years in the three-
 year period ended December 31, 1996...................................... F-4
Consolidated Statements of Stockholder's Equity for each of the years in the three-year period ended December 31, 1996............................ F-5
Consolidated Statements of Cash Flows for each of the years in the three-
 year period ended December 31, 1996...................................... F-6
Notes to Consolidated Financial Statements................................ F-7
Unaudited Condensed Consolidated Balance Sheet as of September 30, 1997... F-18
Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 1996, the three months ended March 31, 1997, and the six months ended September 30, 1997.............................. F-19
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1996, the three months ended March 31, 1997, and the six months ended September 30, 1997.............................. F-20
Notes to Unaudited Condensed Consolidated Financial Statements............ F-21

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Software AG Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of Software AG Systems, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Software AG Systems, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP

McLean, Virginia
September 12, 1997, except for
note 14, which is as of November 17, 1997

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                                1995     1996
                                                              -------- --------
                                                               (in thousands)
ASSETS
Current:
  Cash and cash equivalents.................................. $  1,573 $ 25,773
  Accounts receivable, net of allowance for doubtful
   accounts..................................................   58,983   67,370
  Notes receivable, SAG......................................      --    30,000
  Current portion of deferred income taxes...................    3,666    3,412
  Prepaid expenses...........................................    1,600    3,298
  Other current assets.......................................      816    2,686
                                                              -------- --------
    Total current assets.....................................   66,638  132,539
Installment accounts receivable, net of current portion......   19,114   10,955
Note receivable, SAG.........................................   20,000      --
Property, equipment and leasehold improvements, net of
 accumulated depreciation and amortization...................   15,026    8,923
Deferred income taxes........................................      --     1,469
Other assets.................................................    4,834    4,202
                                                              -------- --------
      Total assets........................................... $125,612 $158,088
                                                              ======== ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current:
  Accounts payable........................................... $  3,301 $  6,773
  Accrued payroll and employee benefits......................   12,986   10,792
  Payable to SAG.............................................   17,132   33,317
  Income taxes payable.......................................    1,821    3,106
  Other current liabilities..................................    3,694    5,265
  Current portion of deferred revenues, net of deferred
   royalties of $7,126,000 and $7,923,000....................   30,169   42,865
                                                              -------- --------
    Total current liabilities................................   69,103  102,118
Deferred revenues, net of deferred royalties of $7,131,000
 and $7,415,000..............................................   23,883   23,472
Deferred gain................................................      --     2,690
Deferred income taxes........................................       27      --
                                                              -------- --------
      Total liabilities......................................   93,013  128,280
                                                              -------- --------
Commitments and contingencies
Stockholder's equity:
  Common stock ($.01 par value; 55,000,000 shares authorized,
   27,500,000 shares issued and outstanding).................      275      275
  Additional paid-in capital.................................   11,877   11,877
  Retained earnings..........................................   20,447   17,656
                                                              -------- --------
    Total stockholder's equity...............................   32,599   29,808
                                                              -------- --------
      Total liabilities and stockholder's equity............. $125,612 $158,088
                                                              ======== ========

          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                         1994          1995          1996
                                     ------------- ------------- -------------
                                     (in thousands, except per share amounts)
Revenues:
  Software license fees............. $      51,832 $      52,061 $      52,163
  Maintenance fees..................        65,871        65,307        69,702
  Professional services fees........        29,552        35,194        34,975
                                     ------------- ------------- -------------
    Total revenues..................       147,255       152,562       156,840
                                     ------------- ------------- -------------
Cost of revenues:
  Software license..................        13,513        15,244        14,120
  Maintenance.......................        29,823        23,488        25,885
  Professional services.............        26,490        32,591        32,966
                                     ------------- ------------- -------------
    Total cost of revenues..........        69,826        71,323        72,971
                                     ------------- ------------- -------------
Gross profit........................        77,429        81,239        83,869
                                     ------------- ------------- -------------
Operating expenses:
  Software product development......           900           900         1,372
  Sales and marketing...............        50,422        52,512        48,677
  Administrative and general........        25,212        24,639        28,539
                                     ------------- ------------- -------------
    Total operating expenses........        76,534        78,051        78,588
                                     ------------- ------------- -------------
Income from operations..............           895         3,188         5,281
Other income and expense, net.......         1,882         2,449         5,230
                                     ------------- ------------- -------------
Income before income taxes..........         2,777         5,637        10,511
Income tax provision................         1,395         2,311         4,302
                                     ------------- ------------- -------------
Net income.......................... $       1,382 $       3,326 $       6,209
                                     ============= ============= =============
Net income per share................ $        0.05 $        0.11 $        0.21
                                     ============= ============= =============
Shares used in computing net income
 per share..........................        30,231        30,231        30,231
                                     ============= ============= =============


          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                            COMMON STOCK
                           $0.01 PAR VALUE  ADDITIONAL               TOTAL
                           ----------------  PAID-IN-  RETAINED  STOCKHOLDER'S
                           SHARES   AMOUNT   CAPITAL   EARNINGS     EQUITY
                           -------- ------- ---------- --------  -------------
                                            (in thousands)
Balance at December 31,
 1993.....................   27,500  $  275  $11,877   $18,039      $30,191
Net income................                               1,382        1,382
Cash dividends ($0.02 per
 share)...................                                (600)        (600)
                           --------  ------  -------   -------      -------
Balance at December 31,
 1994.....................   27,500     275   11,877    18,821       30,973
Net income................                               3,326        3,326
Cash dividends ($0.06 per
 share)...................                              (1,700)      (1,700)
                           --------  ------  -------   -------      -------
Balance at December 31,
 1995.....................   27,500     275   11,877    20,447       32,599
Net income................                               6,209        6,209
Cash dividends ($0.33 per
 share)...................                              (9,000)      (9,000)
                           --------  ------  -------   -------      -------
Balance at December 31,
 1996.....................   27,500  $  275  $11,877   $17,656      $29,808
                           ========  ======  =======   =======      =======


          See accompanying notes to consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                1994      1995      1996
                                              --------  --------  --------
                                                    (in thousands)
Cash flows from operating activities:
 Net income.................................. $  1,382  $  3,326  $  6,209
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization..............    3,952     3,921     3,660
  Loss on sales of property and equipment....      139        67       156
  Deferred income taxes......................    1,509      (408)   (1,242)
  Deferred gain..............................      --        --       (140)
  Net proceeds from sales of accounts receiv-
   able......................................      --     28,852    28,448
  Change in:
    Accounts receivable, excluding net pro-
     ceeds from sales........................  (14,303)  (47,331)  (28,674)
    Prepaid expenses.........................     (913)      348    (1,698)
    Other current assets.....................     (224)      225    (1,870)
    Accounts payable.........................      451      (817)    3,472
    Accrued payroll and employee benefits....      508     3,181    (2,194)
    Payable to SAG...........................    6,749     8,495    16,185
    Other current liabilities................      329       646     1,571
    Income taxes payable.....................      967     1,678     1,285
    Deferred revenues, net...................    7,210    27,435    12,285
                                              --------  --------  --------
       Net cash provided by operating activi-
        ties.................................    7,756    29,618    37,453
                                              --------  --------  --------
Cash flows from investing activities:
 Additions to property, equipment and lease-
  hold improvements..........................   (2,973)   (1,839)   (3,740)
 Proceeds from sales of property and equip-
  ment.......................................       18       200     9,044
 Short-term investment.......................     (150)      150       --
 Notes receivable, SAG.......................      --    (20,000)  (10,000)
 Change in other assets, net.................       41    (2,287)      443
                                              --------  --------  --------
       Net cash used in investing activi-
        ties.................................   (3,064)  (23,776)   (4,253)
                                              --------  --------  --------
Cash flows from financing activities:
 Payment of long-term obligations............   (3,882)   (3,124)      --
 Dividends paid..............................     (600)   (1,700)   (9,000)
                                              --------  --------  --------
       Net cash used in financing activi-
        ties.................................   (4,482)   (4,824)   (9,000)
                                              --------  --------  --------
Net increase in cash and cash equivalents....      210     1,018    24,200
Cash and cash equivalents, beginning.........      345       555     1,573
                                              --------  --------  --------
Cash and cash equivalents, ending............ $    555  $  1,573  $ 25,773
                                              ========  ========  ========
Noncash investing and financing activity:
 Deferred gain on sale leaseback of customer
  support facility .......................... $    --   $    --   $  2,830
                                              ========  ========  ========
Supplemental disclosures:
 Interest paid............................... $    446  $    350  $    103
                                              ========  ========  ========
 Income taxes paid (refunded), net........... $   (743) $    387  $  3,481
                                              ========  ========  ========

          See accompanying notes to consolidated financial statements.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996

(1) DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Reporting Entity and Principles of Consolidation

  Software AG Systems, Inc. and subsidiaries (the "Company") is a wholly owned subsidiary of Software AG, a German corporation ("SAG"). Subsequent to year-end 1996, the Company was recapitalized. See note 14.

  The consolidated financial statements include the accounts of Software AG Systems, Inc. and its wholly owned subsidiaries, including Software AG Americas, Inc. (formerly Software AG of North America, Inc.).

  All inter-company balances and transactions between the Company and its wholly owned subsidiaries have been eliminated.

 Description of Operations

  The Company provides software products and professional services utilized by organizations to build and enhance enterprise-level applications. The Company's products are used for mission-critical applications that require reliability, scaleability and security, such as customer billing systems, financial accounting systems, and inventory management. The Company's business is focused on database management and applications development products. The Company markets and sells its software products and services, as well as third-party products, through direct and indirect channels in North America, South America, Japan and Israel.

 Revenue Recognition

  The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition.

  Product license revenues are recognized when there is an executed license agreement, the software and authorization code have been delivered, collectibility from the customer is probable, and there are no significant remaining obligations to the customer.

  Maintenance revenues, which include unspecified when-and-if deliverable software upgrades, user documentation, and technical support for software products, are deferred and recognized on a straight-line basis over the term of the maintenance agreement, generally one year.

  Customer training revenues and revenues from time and material type professional consulting and custom application contracts are recognized as the services are provided and the work is performed. Revenues from long-term fixed price professional consulting and custom application contracts are accounted for under the percentage of completion method. When estimates of costs, on long-term fixed price contracts, indicate a loss, such a loss is provided for currently.

  Sales of enterprise license agreements, which generally bundle a combination of products, technical services, and professional consulting services, are accounted for according to their component parts using the criteria described above.

 Property, Equipment and Leasehold Improvements

  Property, equipment and leasehold improvements are recorded at cost. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful asset lives, generally 31.5 years for property and three to five years for equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the respective lease term or estimated useful asset lives.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


 Income Taxes

  The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to future years for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

  The Company considers all highly liquid instruments with a maturity of three months or less at time of purchase to be cash equivalents. Cash equivalents consist of commercial paper and overnight repurchase agreements.

 Net Income per Share

  Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the Company's initial public offering as if they were outstanding for all periods presented. See note 14.

(2) CONCENTRATIONS OF CREDIT RISK AND FAIR VALUES OF FINANCIAL INSTRUMENTS

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to credit risk include accounts receivable and cash. Management believes that credit risk related to the Company's accounts receivable is limited due to a large number of customers in differing industries and geographic areas. The Company does not require collateral for accounts receivable. Historically, the Company has not experienced significant losses on accounts receivable except in isolated situations. The Company maintains depository relationships with several banks. At times, the Company's cash deposits may exceed federally insured limits. Periodically, the Company invests excess cash in low risk, highly liquid repurchase agreements and other instruments through high credit quality financial institutions. The Company has not experienced any losses in its depository accounts or short-term investments and management believes that the Company is not exposed to any significant credit risks.

 Fair Value of Financial Instruments

  The carrying amounts of cash, accounts receivable, notes receivable from SAG, accounts payable, payable to SAG, and amounts included in other current assets and current liabilities that meet the definition of a financial instrument, approximate fair value because of the short-term nature of these amounts.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


  The carrying amount of installment accounts receivable, net of related deferred revenues approximates the fair value.

(3) ACCOUNTS RECEIVABLE

  At December 31, 1995 and 1996, accounts receivable include:

                                                                1995    1996
                                                               ------- -------
                                                               (in thousands)
   Domestic:
     Currently billed......................................... $31,305 $25,988
     Advanced billings on maintenance.........................     --   14,593
     Unbilled services........................................   2,209   6,029
     Installment..............................................  35,790  26,255
     Other....................................................   2,745   1,059
                                                               ------- -------
                                                                72,049  73,924
   International..............................................  10,814   9,381
                                                               ------- -------
                                                                82,863  83,305
   Less: allowance for doubtful accounts......................   4,766   4,980
                                                               ------- -------
                                                                78,097  78,325
   Less: long-term portion of installment accounts
    receivable................................................  19,114  10,955
                                                               ------- -------
   Current portion of accounts receivable..................... $58,983 $67,370
                                                               ======= =======

 Installment Accounts Receivable

  Installment accounts receivable represent unbilled receivables from enterprise license agreements and other long-term and short-term contracts with deferred invoicing terms.

  At December 31, 1995 and 1996, installment accounts receivable include:

                                                                 1995    1996
                                                                ------- -------
                                                                (in thousands)
   Gross installment accounts receivable....................... $37,709 $27,258
   Less: unearned interest.....................................   1,919   1,003
                                                                ------- -------
                                                                 35,790  26,255
   Less: current portion.......................................  16,676  15,300
                                                                ------- -------
                                                                $19,114 $10,955
                                                                ======= =======

  The effective interest rate on the installment accounts receivable, net of related deferred revenues, at December 31, 1995 and 1996 was approximately 12%.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


  At December 31, 1996, installment accounts receivable are scheduled to be invoiced as follows:

      YEARS ENDING DECEMBER 31,                                     AMOUNT
      -------------------------                                 --------------
                                                                (in thousands)
      1997.....................................................    $15,884
      1998.....................................................      4,874
      1999.....................................................      4,034
      2000.....................................................      1,260
      2001.....................................................      1,206
                                                                   -------
                                                                   $27,258
                                                                   =======

  In 1995 and 1996, the Company sold installment accounts receivable relating to certain enterprise license agreements and other long-term contracts to unrelated financing companies, receiving net proceeds of $28,852,000 and $28,448,000, respectively. The installment accounts receivable sold include those relating to product and license fees, technical services, and professional consulting services. Under the terms of the agreements with the financing companies, the Company continues to service the receivables sold, including invoicing and collection, and makes payments to the financing companies under pre-determined amortization schedules based on the scheduled invoicing dates of the receivables sold. The amortization schedules provide rates of return to the financing companies ranging from 8.5% to 8.9%.

  The agreements allow for substitution of contracts for early terminations and require the Company to repurchase contracts that cease to meet eligibility requirements, such as those contracts that become 90 days past due. At December 31, 1995 and 1996, the Company remained contingently liable under the recourse provisions for $26,468,000 and $44,801,000, respectively. The Company's allowance for doubtful accounts is maintained at a level that management believes is sufficient to cover potential losses under the recourse provisions on receivables sold.

  Under the terms of the agreements, the Company is required to maintain specified amounts of net worth and cash availability, and a debt to equity ratio that does not exceed a specified amount. If the Company fails to maintain these specified amounts, the financing companies may assume the servicing rights on receivables sold.

 Unbilled Services

  Unbilled services relate primarily to long-term professional consulting services and custom application contracts accounted for using the percentage of completion method. Billings on these contracts generally are tied to achieving specific milestones.

  At December 31, 1995 and 1996, unbilled services include:

                                                                 1995    1996
                                                                ------- -------
                                                                (in thousands)
   Unbilled work in process.................................... $ 3,712 $ 6,775
   Retainage...................................................   1,008   1,474
                                                                ------- -------
                                                                  4,720   8,249
   Less: advance billings and prepayments......................   2,511   2,220
                                                                ------- -------
                                                                $ 2,209 $ 6,029
                                                                ======= =======

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


(4) PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (in thousands)
   Building and land........................................... $ 6,589 $   --
   Computer equipment..........................................  16,705  18,138
   Furniture and other equipment...............................   7,032   7,713
   Leasehold improvements......................................   8,410   9,021
                                                                ------- -------
                                                                 38,736  34,872
   Less: accumulated depreciation and amortization.............  23,710  25,949
                                                                ------- -------
                                                                $15,026 $ 8,923
                                                                ======= =======

  Depreciation and amortization for 1994, 1995, and 1996, was $3,829,000, $3,733,000, and $3,473,000, respectively.

(5) SALE OF CUSTOMER SUPPORT FACILITY

  In 1996, the Company recorded a sale-leaseback transaction for its customer support facility. In connection with the sale, the Company realized a gain of $2,830,000, which is being recognized on a straight-line basis over the term of the related operating lease.

(6) TRANSACTIONS WITH RELATED PARTY

 Royalties

  In 1994, the Company licensed and serviced SAG products under a pre-existing license agreement pursuant to which the Company was required to make payments to SAG based on a specified percentage of the net sales amount for licenses of, and technical services on, SAG's products. Effective January 1, 1995, the Company and SAG entered into a new license agreement whereby the Company was required to pay royalties of 24% of such net sales amounts. For 1994, 1995 and 1996, royalty expense related to SAG's products was $29,026,000, $23,887,000 and $26,058,000, respectively.

  Under the license agreement, SAG pays royalties to the Company on sales of the Company's products under the same terms. For 1995 and 1996, royalty revenues related to the Company's products were $295,000 and $294,000, respectively.

  As more fully described in note 14, prior to the Recapitalization, the Company and SAG entered into a Cooperation Agreement on March 31, 1997.

 Cost Reimbursements

  As an accommodation to SAG, the Company houses certain of SAG's product development and quality assurance personnel. SAG reimburses the Company for the costs incurred related to such product development and quality assurance activities. All intellectual property resulting from this work is the sole property of SAG. The reimbursements from SAG are netted against costs incurred and included in software product development costs in the statement of operations. Reimbursements for 1994, 1995, and 1996, were $7,518,000, $8,767,000, and $15,931,000, respectively.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


 Notes Receivable/Payable

  In 1995, the Company loaned $20,000,000 to SAG, which originally was scheduled to be repaid in 2000. In 1996, the Company loaned an additional $10,000,000 to SAG, which originally was scheduled to be repaid in 2001. Interest at 6.5% and 7%, respectively, is payable quarterly on the 1995 and 1996 loans. Interest earned for 1995 and 1996 was $280,000 and $1,590,000, respectively.

  The payable to SAG of $17,132,000 and $33,317,000 at December 31, 1995 and 1996, respectively, includes royalties due under the license agreement on sales of both product licenses and technical services, as well as net amounts due on other transactions between the Company and SAG. These amounts are non-interest bearing.

  In March, 1997, the Company and SAG agreed to offset the entire balance of the notes receivable from SAG as of December 31, 1996 against the payable to SAG.

  In 1995, SAG loaned $2,500,000 to the Company, which was repaid during the year. Interest expense on this note was $119,000, computed at 8%.

 Dividends

  In 1994, 1995, and 1996, the Company paid dividends of $600,000, $1,700,000 and $9,000,000, respectively, to SAG, which at the time owned 100% of the outstanding common stock of the Company.

(7) INCOME TAXES

  Income tax expense for 1994, 1995, and 1996 consisted of:

                                                         1994    1995    1996
                                                        ------  ------  -------
                                                           (in thousands)
Current expense:
  Federal.............................................. $ (719) $1,744  $ 4,167
  State................................................    (85)    274      586
  Foreign..............................................    690     701      791
                                                        ------  ------  -------
                                                          (114)  2,719    5,544
                                                        ------  ------  -------
Deferred expense (benefit):
  Federal..............................................  1,350    (265)  (1,136)
  State................................................    159    (143)    (106)
                                                        ------  ------  -------
                                                         1,509    (408)  (1,242)
                                                        ------  ------  -------
                                                        $1,395  $2,311  $ 4,302
                                                        ======  ======  =======

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


(7) INCOME TAXES--(CONTINUED)

  Income tax expense for 1994, 1995, and 1996, differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

                                                           1994   1995    1996
                                                          ------ ------  ------
                                                             (in thousands)
Computed "expected" tax expense:......................... $  944 $1,917  $3,573
Increase (reduction), in income taxes resulting from:
  State income taxes, net of federal benefit.............    106    181     296
  Expenses, principally meals and entertainment, not de-
   ductible..............................................    310    277     224
  Other, net.............................................     35    (64)    209
                                                          ------ ------  ------
                                                          $1,395 $2,311  $4,302
                                                          ====== ======  ======

  The tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) at December 31, 1995 and 1996 consist of:

                                                                1995     1996
                                                               -------  -------
                                                               (in thousands)
Deferred tax assets arising from deductible temporary differ-
 ences:
  Accrued compensation costs and other expenses..............  $ 1,808  $ 1,533
  Allowance for doubtful accounts............................    1,859    1,879
  Depreciation and amortization..............................      600      917
  Deferred gain--installment method..........................      172    1,022
                                                               -------  -------
                                                                 4,439    5,351
Deferred tax liabilities arising from taxable temporary dif-
 ferences:
  Leases of product licenses.................................      800      470
                                                               -------  -------
Net deferred income taxes....................................    3,639    4,881
Less: current portion, deferred tax assets...................    3,666    3,412
                                                               -------  -------
Noncurrent portion, deferred tax assets (liabilities)........  $   (27) $ 1,469
                                                               =======  =======

  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(8) RETIREMENT PLANS

  The Company has a retirement plan covering substantially all of its employees. This plan meets the requirements of Section 401(k) of the Internal Revenue Code. The Company matches employee contributions and may make additional contributions based on the Company's profitability. For 1994, 1995, and 1996, the Company's matching (and total) contributions were $1,967,000, $1,789,000, and $1,854,000, respectively.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


(8) RETIREMENT PLANS--(CONTINUED)

  The Company also has entered into deferred compensation agreements with certain key executives. Under these agreements, the executives are credited with annual pre-determined amounts and amounts based on bonuses received, and earn interest on the deferred amounts. Total deferrals, which are included in accrued payroll and employee benefits, were $3,038,000 and $1,504,000, at December 31, 1995 and 1996, respectively, net of loans of $0 and $558,000, respectively. The expense for these agreements was $653,000 and $1,218,000, for 1995 and 1996, respectively. To assist in the funding of these agreements the Company has purchased corporate-owned life insurance on certain of these executives. The cash surrender value of these policies, which is included in other assets, was $1,067,000 and $668,000, at December 31, 1995 and 1996,
respectively.

(9) OPERATING LEASE COMMITMENTS

  The Company leases office space and equipment under operating lease agreements that expire at various dates through 2015.

  Future minimum rent payments under operating leases, net of aggregate rents of $1,924,000 expected to be received from subleasing of a portion of the customer support facility and another facility, at December 31, 1996, are:

YEARS ENDING DECEMBER 31,                          FACILITIES EQUIPMENT  TOTAL
-------------------------                          ---------- --------- -------
                                                          (in thousands)
1997..............................................  $ 5,770    $1,357   $ 7,127
1998..............................................    5,969     1,162     7,131
1999..............................................    6,102       811     6,913
2000..............................................    6,030       148     6,178
2001..............................................    5,426        39     5,465
Thereafter........................................   29,392       --     29,392
                                                    -------    ------   -------
                                                    $58,689    $3,517   $62,206
                                                    =======    ======   =======

  Facility rent expense for 1994, 1995, and 1996, was $5,942,000, $6,105,000,
and $7,002,000, respectively. Rent expense includes the current year effect of determinable scheduled rent increases and initial rent abatement periods contained in certain of the Company's facility lease agreements.

  Equipment lease expense for 1994, 1995, and 1996, was $706,000, $l,532,000, and $1,678,000, respectively.

  The Company's operating lease agreement for its customer support facility requires the Company to maintain minimum amounts of net worth and retained earnings. If the minimum amounts are not maintained, the Company will be required to post a $500,000 irrevocable letter of credit for each $2,000,000 shortfall, to be applied by the lessor in the event of default under the lease.

(10) CONTINGENCIES

  The Company is involved in various claims and legal proceedings of a nature considered normal to its business, primarily relating to product and contract performance issues, and employee termination matters. While it is not feasible to predict or determine the final outcome of these proceedings, management does not believe that they will have a material adverse effect on the Company's financial position or results of operations.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


(11) NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share," which is effective for all interim and annual periods ending after December 15, 1997. This statement replaces "primary" and "fully diluted" earnings per share ("EPS") with "basic" and "diluted" EPS on the face of the statement of operation.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the year ending December 31, 1998. This statement established standards for the reporting and display of comprehensive income and its components in the financial statements. Earlier application of this standard is permitted. However, upon its adoption the Company will be required to reclassify previously reported annual and interim financial statements.

  The Company does not expect that the adoption of these new accounting standards will have a material effect on the Company's financial position or results of operation.

(12) REVENUES FROM INTERNATIONAL DISTRIBUTORS

  Royalty revenues from international distributors for 1994, 1995, and 1996 are as follows:

                                                       1994     1995     1996
                                                     -------- -------- --------
                                                           (in thousands)
Japan............................................... $  8,145 $  8,607 $  9,207
Brazil..............................................    2,800    5,931    7,000
Canada..............................................    4,410    3,981    4,640
Other...............................................    8,610    3,046    6,114
                                                     -------- -------- --------
  Total royalty revenues from international distrib-
   utors............................................   23,965   21,565   26,961
  Domestic revenues.................................  123,290  130,997  129,879
                                                     -------- -------- --------
    Total revenues.................................. $147,255 $152,562 $156,840
                                                     ======== ======== ========

  Royalty revenues from international distributors included in software license fees and maintenance fees on the consolidated statements of operations were approximately $12,379,000 and $11,586,000, respectively, in 1994, $13,316,000 and $8,249,000, respectively, in 1995, and $16,982,000 and
$9,979,000, respectively, in 1996.

(13) OTHER INCOME AND EXPENSE, NET

  Other income and expense, net on the consolidated statements of operations primarily includes interest income of $1,293,000 in 1994; interest income of $1,406,000 in 1995; and interest income of $2,914,000, and gain on sale of other assets of $1,000,000 in 1996.

(14) SUBSEQUENT EVENTS

  On March 31, 1997, the Company consummated a Recapitalization Agreement under which the Company repurchased from its parent 24,750,000 shares of common stock and sold 21,450,000 shares of common stock to an unrelated entity and certain of the Company's senior managers.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1994, 1995 AND 1996


(14) SUBSEQUENT EVENTS--(CONTINUED)

  Prior to the consummation of the Recapitalization Agreement, the Company entered into a perpetual (unless otherwise terminated by the written agreement of the parties) Cooperation Agreement with SAG that terminated and superseded the license agreement dated January 1, 1995. As consideration for the Cooperation
Agreement, the Company paid SAG approximately $22,600,000. Under the Cooperation Agreement, each of the Company and SAG are required to pay the other royalties of 24% of net revenues from sales of licenses of, and technical services on, each other's products for the initial 20 years of the perpetual term of the agreement. For calendar years 1997 through 2000, the Company will be required to pay SAG minimum annual royalties of $21,000,000, provided that SAG's worldwide product and technical services revenues for each of those years are at least equal to SAG's 1996 worldwide revenues. In the event of a decrease in SAG's worldwide revenues, the minimum annual royalty requirement will be reduced proportionately.

  In connection with the Recapitalization Agreement, which was consummated on March 31, 1997, the Company authorized the granting of stock options to acquire an aggregate of 3,300,000 shares of common stock at an exercise price of $1.47, of which options to acquire an aggregate of 3,059,650 shares have been granted. This exercise price represents the amount per share that Thayer and management paid to acquire approximately an 89% interest in the Company on March 31, 1997 pursuant to the Recapitalization Agreement. The Company adopted the Software AG Systems, Inc. 1997 Stock Option Plan (the "Plan") on April 29, 1997. On August 8, 1997, 749,650 and 106,975 options were granted with exercise prices of $9.60 and $1.47 per share, respectively, under the Plan. On September 24, 1997, 1,031,250 options were granted with an exercise price of $12.00 per share, under the Plan. On November 17, 1997, 124,025 options were granted with an exercise price of $10.00 per share, under the Plan. As of November 17, 1997, previously granted options to purchase an aggregate of 22,825 shares had been forfeited.

  On September 30, 1997, the Company acquired 100% of the issued and outstanding shares of the common stock of R.D. Nickel and Associates, Inc. ("Nickel"). The transaction was accounted for using the purchase method of accounting for a business combination. The aggregate purchase price of Cdn$14,000,000 (US$10,130,000) was funded through a cash payment of Cdn$7,000,000 (US$5,065,000) and a note payable of Cdn$7,000,000
(US$5,065,000).

  Nickel is a software company that has a family of application development products and that has been the exclusive distributor of SAG's products in Canada since 1973.

  In connection with the transaction, the Company recorded a $6,051,000 non-recurring charge against earnings for in-process research and development costs. The remaining excess purchase price of $4,864,000 represents goodwill, and has been recorded as other intangible assets. The related amortization period for the goodwill is ten years.

  In September, 1997, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company's Board of Directors also approved a 275-for-1 stock split which became effective on November 17, 1997. Common share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the stock split. Additionally, the Company's Certificate of Incorporation was amended and restated to authorize an additional 20,000,000 shares of $.01 par value common stock and an additional 11,250,000 shares of $.01 par value preferred stock, for a total of 75,000,000 authorized shares of common stock and 25,000,000 authorized shares of $.01 par value preferred stock. The Company had previously authorized 13,750,000 shares of $.01 par value preferred stock on March 14, 1997.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                        DECEMBER 31, 1994, 1995 AND 1996


(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Unaudited summarized financial data by quarters for 1995 and 1996 is as follows:

                                                  QUARTER ENDED
                                    -------------------------------------------
                                    MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31
                                    --------  -------  ------------ -----------
                 1995                 (in thousands, except per share data)
                 ----
   Revenue......................... $32,623   $38,763    $37,917      $43,259
   Gross profit....................  16,193    19,668     21,217       24,161
   Net income (loss) ..............  (3,637)    2,653      2,108        2,202
   Net income (loss) per share..... $ (0.12)  $  0.09    $  0.07      $  0.07
                 1996
                 ----
   Revenue......................... $32,286   $37,109    $41,126      $46,319
   Gross profit....................  15,434    20,151     21,276       27,008
   Net income (loss) ..............    (212)     (623)     2,745        4,299
   Net income (loss) per share..... $  (.01)  $  (.02)   $  0.09      $  0.14

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                                SEPTEMBER 30,
                                                                     1997
                                                                --------------
                                                                (in thousands)
ASSETS
Current:
  Cash and cash equivalents....................................    $ 18,322
  Accounts receivable, net of allowance for doubtful accounts..      58,857
  Current portion of deferred income taxes.....................       3,411
  Other current assets.........................................       4,721
                                                                   --------
    Total current assets.......................................      85,311
Installment accounts receivable, net of current portion........       8,028
Property, equipment and leasehold improvements, net of
 accumulated depreciation and amortization.....................       9,213
Deferred income taxes..........................................       1,469
Cooperation agreement, net of accumulated amortization.........      22,325
Other intangible asset, net of accumulated amortization........      11,042
Other assets...................................................       3,668
                                                                   --------
      Total assets.............................................    $141,056
                                                                   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current:
  Accounts payable.............................................    $  6,066
  Accrued payroll and employee benefits........................      12,133
  Payable to SAG...............................................       8,650
  Other current liabilities....................................      12,222
  Current portion of deferred revenues, net of deferred
   royalties...................................................      43,121
                                                                   --------
    Total current liabilities..................................      82,192
Deferred revenues, net of deferred royalties...................      22,463
                                                                   --------
      Total liabilities .......................................     104,655
                                                                   --------
Stockholders' equity...........................................      36,401
                                                                   --------
        Total liabilities and stockholders' equity.............    $141,056
                                                                   ========

      See accompanying notes to unaudited condensed consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             PREDECESSOR           SUCCESSOR
                                                                                      -------------------------- -------------
                                                                                       NINE MONTHS  THREE MONTHS  SIX MONTHS
                                                                                          ENDED        ENDED         ENDED
                                                                                      SEPTEMBER 30,  MARCH 31,   SEPTEMBER 30,
                                                                                          1996          1997         1997
                                                                                      ------------- ------------ -------------
                                                                                      (in thousands, except per share amounts)
Revenues:
  Software license fees..............................................................    $31,763      $ 7,341       $32,712
  Maintenance fees...................................................................     51,778       17,352        35,936
  Professional services fees.........................................................     26,980        9,948        21,028
                                                                                         -------      -------       -------
    Total revenues...................................................................    110,521       34,641        89,676
                                                                                         -------      -------       -------
Cost of revenues:
  Software license...................................................................      8,543        2,098        10,502
  Maintenance........................................................................     19,263        6,205        14,639
  Professional services..............................................................     25,854        9,211        17,942
                                                                                         -------      -------       -------
    Total cost of revenues...........................................................     53,660       17,514        43,083
                                                                                         -------      -------       -------
Gross profit.........................................................................     56,861       17,127        46,593
                                                                                         -------      -------       -------
Operating expenses:
  Software product development.......................................................      1,372          --            595
  Sales and marketing................................................................     31,139        7,317        20,537
  Administrative and general.........................................................     23,472        8,500        18,249
  Write-off of acquired in-process research and development costs....................        --           --          6,051
                                                                                         -------      -------       -------
    Total operating expenses.........................................................     55,983       15,817        45,432
                                                                                         -------      -------       -------
Income (loss) from operations........................................................        878        1,310         1,161
Other income and expense, net........................................................      2,173          978         1,376
                                                                                         -------      -------       -------
Income (loss) before income taxes....................................................      3,051        2,288         2,537
Income tax expense (benefit).........................................................      1,141          915         3,613
                                                                                         -------      -------       -------
Net income (loss)....................................................................    $ 1,910      $ 1,373       $(1,076)
                                                                                         =======      =======       =======
Net income (loss) per share..........................................................    $  0.06      $  0.05       $ (0.04)
                                                                                         =======      =======       =======
Shares used in computing net income (loss) per share.................................     30,231       30,231        27,069
--------------------------------------------------
                                                                                         =======      =======       =======



      See accompanying notes to unaudited condensed consolidated financial statements.

                   SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             PREDECESSOR           SUCCESSOR
                                                                                      -------------------------- -------------
                                                                                       NINE MONTHS  THREE MONTHS  SIX MONTHS
                                                                                          ENDED        ENDED         ENDED
                                                                                      SEPTEMBER 30,  MARCH 31,   SEPTEMBER 30,
                                                                                          1996          1997         1997
                                                                                      ------------- ------------ -------------
                                                                                                  (in thousands)
Cash flows from operating activities:
  Net income (loss)..................................................................    $ 1,910      $ 1,373      $ (1,076)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
    Depreciation and amortization....................................................      2,743          941         3,429
    Gain on sales of property and equipment..........................................         (8)         --            (4)
    Deferred gain....................................................................        --           (36)          --
    Net proceeds from sales of accounts receivable...................................      9,258          --         27,859
    Write-off of acquired in-process research and development costs..................        --           --          6,051
    Stock options issued.............................................................        --           --            129
    Changes in operating accounts, net of effect of acquisition......................    (16,068)       8,148       (25,860)
                                                                                         -------      -------      --------
                                                                                          (2,165)      10,426        10,528
                                                                                         -------      -------      --------
Cash flows from investing activities:
  Additions to property, equipment and leasehold improvements........................     (2,064)        (208)       (2,134)
  Proceeds from sales of property and equipment......................................      8,699          --              2
  Purchase of Cooperation Agreement..................................................        --           --        (22,612)
  Acquisition, net of cash received..................................................        --           --         (1,260)
                                                                                         -------      -------      --------
                                                                                           6,635         (208)      (26,004)
                                                                                         -------      -------      --------
Cash flows from financing activities:
  Repurchase of common stock.........................................................        --           --        (33,920)
  Issuance of common stock...........................................................        --           --         31,727
  Dividends paid.....................................................................     (3,000)         --            --
                                                                                         -------      -------      --------
                                                                                          (3,000)         --         (2,193)
                                                                                         -------      -------      --------
Net increase (decrease) in cash and cash equivalents.................................      1,470       10,218       (17,669)
Cash and cash equivalents, beginning.................................................      1,573       25,773        35,991
                                                                                         -------      -------      --------
Cash and cash equivalents, ending....................................................    $ 3,043      $35,991      $ 18,322
--------------------------------------------------
                                                                                         =======      =======      ========


      See accompanying notes to unaudited condensed consolidated financial statements.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position of Software AG Systems, Inc. and subsidiaries (the "Company") as of September 30, 1997, and the results of its operations for the nine months ended September 30, 1996, and the three-month period ended March 31, 1997 and the six month period ended September 30, 1997. These condensed consolidated financial statements are unaudited and do not include all related footnote disclosures. The September 30, 1997 condensed consolidated balance sheet reflects the Recapitalization of the Company (see note 2), and is not comparative to the financial positions of prior periods. The interim unaudited condensed financial statements should be read in conjunction with the audited financial statements.

  The Company's results of operations for the nine months ended September 30, 1996 and the three month period ended March 31, 1997, respectively, are based on operations which occurred prior to the acquisition of the Company by Thayer Equity Investors III, L.P. ("Thayer") and certain members of the Company's management and are not comparative with the results of operations for the six month period ended September 30, 1997. The results of operations for the three month period ended March 31, 1997 and the six month period ended September 30, 1997 are not necessarily indicative of the results of operations to be expected in the future.

(2) RECAPITALIZATION OF THE COMPANY

  On March 31, 1997, the Company consummated a Recapitalization Agreement under which the Company repurchased from its former parent, Software AG, a German corporation ("SAG"), 24,750,000 shares of common stock and sold 21,450,000 shares of common stock to Thayer and certain of the Company's managers. As a result of this change in control, the acquisition by Thayer and such managers was accounted for as a purchase business combination, and as such the fair value of the Company's assets and liabilities was recorded as of April 1, 1997.

  Prior to the consummation of the Recapitalization Agreement, the Company entered into a perpetual (unless otherwise terminated by the written agreement of the parties) Cooperation Agreement with SAG that terminated and superseded the license agreement dated January 1, 1995. As consideration for the Cooperation Agreement, the Company paid SAG approximately $22,600,000. Under the Cooperation Agreement, each of the Company and SAG are required to pay the other royalties of 24% of net revenues from sales of licenses of, and technical services on, each other's products for the initial 20 years of the perpetual term of the agreement. For calendar years 1997 through 2000, the Company will be required to pay SAG minimum annual royalties of $21,000,000, provided that SAG's worldwide product and technical services revenues for each of those years are at least equal to SAG's 1996 worldwide revenues. In the event of a decrease in SAG's worldwide revenues, the minimum annual royalty requirement will be reduced proportionately.

  Pursuant to the Recapitalization Agreement, Thayer and certain of the Company's managers acquired approximately an 89% interest in the Company for approximately $31.5 million. The determination of fair value allocated to the identifiable assets and liabilities of the Company has been estimated by management based on the nature of the assets and liabilities acquired, and general economic factors. Based on this preliminary allocation, the fair value of the Company's Cooperation Agreement has been estimated at approximately $23,500,000, based on an independent appraisal. The amortization period for the Cooperation Agreement is ten years. The fair value of the Company's remaining assets and liabilities has been presumed to be equal to the book value as of the date of the acquisition. Based on preliminary allocation of the purchase price to the net assets and liabilities, an excess of purchase price over net assets acquired (goodwill) of approximately $6,401,000 was recorded. Such goodwill is being amortized on a straight-line basis over 10 years. In the opinion of management of the Company, the final allocation of the purchase price will not be materially different from the preliminary purchase price allocation.

                  SOFTWARE AG SYSTEMS, INC. AND SUBSIDIARIES

(3) STOCK OPTION PLAN

  In connection with the Recapitalization Agreement which was consummated on March 31, 1997, the Company authorized the granting of stock options to acquire an aggregate of 3,300,000 shares of common stock at an exercise price of $1.47, of which options to acquire an aggregate of 3,059,650 shares have been granted. This exercise price represents the amount per share that Thayer and management paid to acquire approximately an 89% interest in the Company on March 31, 1997 pursuant to the Recapitalization Agreement. The Company adopted the Software AG Systems, Inc. 1997 Stock Option Plan (the "Plan") on April 29, 1997. On August 8, 1997, 749,650 and 106,975 options were granted with exercise prices of $9.60 and $1.47 per share, respectively, under the Plan. On September 24, 1997, 1,031,250 options were granted with an exercise price of $12.00 per share, under the Plan. On November 17, 1997, 124,025 options were granted with an exercise price of $10.00 per share, under the Plan. As of November 17, 1997, previously granted options to purchase an aggregate of 22,825 shares had been forfeited. The Company accounts for issuances of stock options under APB 25, "Accounting for Stock Issued to Employees."

(4) ACQUISITION

  On September 30, 1997, the Company acquired 100% of the issued and outstanding shares of the common stock of R.D. Nickel and Associates, Inc. ("Nickel"). The transaction was accounted for using the purchase method of accounting for a business combination. The aggregate purchase price of Cdn$14,000,000 (US$10,130,000) was funded through a cash payment of Cdn$7,000,000 (US$5,065,000) and a note payable of Cdn$7,000,000
(US$5,065,000).

  Nickel is a software company that has a family of application development products and that has been the exclusive distributor of SAG's products in Canada since 1973.

  In connection with the transaction, the Company recorded a $6,051,000 non-recurring charge against earnings for in-process research and development costs. The remaining excess purchase price of $4,864,000 represents goodwill, and has been recorded as other intangible assets. The related amortization period for the goodwill is ten years.

  At September 30, 1997, the net assets acquired have been reported in the Company's unaudited condensed consolidated financial statements.

  The Nickel acquisition was not determined to be significant to the operations or balance sheet of the Company; accordingly, the pro forma financial information has not been presented.

(5) SUBSEQUENT EVENTS

  In September, 1997, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company's Board of Directors also approved a 275-for-1 stock split which became effective on November 17, 1997. Common share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the stock split. Additionally, the Company's Certificate of Incorporation was amended and restated to authorize an additional 20,000,000 shares of $.01 par value Common Stock and an additional 11,250,000 shares of $.01 par value preferred stock, for a total of 75,000,000 authorized shares of common stock and 25,000,000 authorized shares of $.01 par value preferred stock. The Company had previously authorized 13,750,000 shares of $.01 par value preferred stock on March 14, 1997.

[Outside Back Cover]


Graphical depiction of five computer screens, one large central screen and four smaller screens in each corner, with the text "FREE YOUR INFORMATION" superimposed over the large screen. Each of the four smaller screens has text that describes certain of the Company's products or services. The text for each smaller screen is set forth below:

1. ENTERPRISE DEVELOPMENT

   Application Development & Database Management Tools

    . NATURAL
    . NATURAL Lightstorm
    . CONSTRUCT
    . ADABAS
    . PREDICT

2. ENTERPRISE ENABLEMENT

   Middleware & Web Enabling Solutions

    . iXpress
    . ENTIRE BROKER
    . ENTIRE NET-WORK
    . ENTIRE SAF Gateway

3. DATA WAREHOUSE

   Data Management & Access Technologies

    . SourcePoint
    . PASSPORT
    . CONSTRUCT Extra Service
    . ESPERANT
    . DSS AGENT

4. PROFESSIONAL SERVICES

   Customized Consulting

    . Core Services
    . Web Integration
    . Data Warehouse
    . Year 2000
    . Education